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05006409

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Citigold Corp

*CURRENT ADDRESS

MAR 11 2005 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4493 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐			

OICF/BY: [signature]

DATE: 3/11/05

CITIGOLD ANNUAL REPORT 2004

ARIS
6-30-04




www.citigold.com
CITIGOLD
corporation

CONTACTS

CITIGOLD CORPORATION LIMITED
ABN 30 060 397 177

Corporate & Registered Office
[illegible] Lang Parade
Milton Qld 4064 Brisbane Australia
PO Box 1909
Milton Qld 4064 Brisbane Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
Email: info@citigold.com

CHARTERS TOWERS MINE SITE
[illegible] Highway
PO Box 10
Charters Towers Qld 4820 Australia
Telephone: +61 7 47 87 8300
Facsimile: +61 7 47 87 8600
Email: mine@citigold.com

INTERNATIONAL OFFICE
Gold & Diamond Park
Sheikh Zayed Road
PO Box 38148
Dubai UAE
Telephone: +971 4 340 4588
Facsimile: +971 4 340 4588
Email: gold@citigold.com

DIRECTORS
[illegible] Foley Chairman
Mark J Lynch Managing Director
[illegible] Peter B Blood Director

COMPANY SECRETARY
[illegible] Shand

EXCHANGE LISTING
Australian Stock Exchange (ASX)
Code CTO
American Depository Receipts (ADR)
Code CTOHY

SHARE REGISTRY
Computershare Investor Services
Level 27, 345 Queen Street,
Brisbane QLD 4000
Telephone 1300 552 270

AUDITOR
Nexia Court & Co
Level 29, 264 George Street,
Sydney NSW 2000

BANK
Australia and New Zealand Banking Group Limited

www.citigold.com

CONTENTS

Dear Shareholder,

This was a particularly successful year, with your Company achieving a number of milestones in the advancement of our business plan.

We commenced the underground development of the first of our four new mines, the Warrior gold mine. Annual production of 40,000 ounces per year from the Warrior mine is scheduled to commence in early 2005. Mapping and drilling has traced the Warrior structure for over two kilometres in length. This will allow for a minimum ten-year mine life at Warrior and provide a cash flow while the Sunburst and Brilliant mines come on stream.

Shareholders approved the change of name to Citigold Corporation Limited at the November 2003 Annual General Meeting. The name change, we believe, will enhance the Company's appeal to overseas markets and investors. We also activated the Company's American Depository Receipts ('ADR') programme in the USA.

The Citigold group moved to 100% ownership of the productive part of the Charters Towers goldfield with the successful takeover of Great Mines Limited. The takeover also increased your Company's assets by $10.6 million, a 20% increase.

With the increase in mining activity, your Board is pleased that we have maintained our excellent record of no lost time injuries or reportable environmental incidents. This is in line with our policy of exploring for and producing gold profitably and sustainably without harming employees, the community and the environment.

The Treasurer for the Commonwealth of Australia, the Honourable Mr. Peter Costello MP officially opened our Dubai operations in September 2003. The Middle East produces over 40% of the world's gold jewellery and our office there places the company in the centre of the world's most active gold trading region.

Exploration continued in the highly prospective Charters Towers region, where we hold some 200 square kilometers of prime exploration ground containing many known but under-explored gold deposits and old workings.

Your Board takes pleasure in expressing our thanks to shareholders for their continued support and to our loyal staff who continue to enthusiastically work towards achieving the company's goals. We look forward to the time when profits from gold production will allow the company to provide our shareholders with a return on their investment.



John J Foley
Chairman
Citigold Corporation Limited




AUSTRALIA

"Australia's richest major goldfield.....
long life mutliple gold mining operations."

CHARTERS TOWERS EVOLVES INTO CITIGOLD

After 10 years as Charters Towers Gold Mines Limited your Company changed its name to Citigold Corporation Limited on 1 December 2003. Shareholders gave strong support to and approved the name change at the November 2003 Annual General Meeting. The new shorter name of Citigold was chosen to encompass our unique heritage, the 'CT' of Charters Towers and reflect a dynamic international gold strategy. This strategic evolution has broadened the Company's appeal to international investors.

CITIGOLD'S GOLDFIELD

In March 2004 Citigold successfully completed the takeover of Great Mines Limited ('GM') a public unlisted company. The takeover bid was approved by shareholders at the November 2003 Annual General Meeting.

Great Mines is the owner of the last few mineral tenements in the central area of the Charters Towers goldfield. By obtaining GM and its mineral tenements Citigold achieved 100% ownership of the rich Charters Towers goldfield. This strategic scrip bid increased the Company's gross assets by $10.6 million for no cash outlay, an increase of some 20%.

The gold potential at Charters Towers is estimated to be 15 million ounces of gold. The estimation of mineralization containing the gold has been extended to a vertical depth of 2000 metres based on a similar grade and payability to past production. This figure is based on sound geological reasoning, extrapolation of known resources, drilling, mineralization, geological structures and historical payabilities in these assessments carried out by specialist geologists and consultants.

WARRIOR GOLD MINE

The Warrior gold mine is the first mine being developed under the Gold Production Plan. Work commenced in late 2003 calendar year. Gold production is scheduled at 40,000 ounces per year with a planned minimum ten year mine life.

The access tunnel (decline) reached the 85 metre mark in September 2004. This initial rate of advance preserved good ground conditions and minimized the environmental impact. Mechanised mining will commence after the first two bends in the decline path are completed. These bends restrict blast noise and air pressure from impacting on the surrounding environment and residents. On successful completion of the 8 month development program, the project can commence gold production.

The Warrior geological structure has favourable similarities to the large City lodes reefs that yielded the majority of the 6.6 million ounces produced to date. The Warrior structure has been traced by surface outcrop and extensive drilling over a strike length of two kilometres east-west. The structure, that carries the mineralisation, is still open for extension at depth and along strike.

The Warrior gold structure, which includes Warrior East and Warrior West deposits, is almost sub- parallel to the five kilometre long City lodes. This structure also has a similar dip to the north as the main City lodes.

These similarities support the potential for the very long life multiple mining operations planned by Citigold at Charters Towers.

INTERNATIONAL EXPANSION



The Company's initiative in establishing a presence in Dubai, U.A.E. is based on building an international presence in a major gold trading centre. This presence gives us the opportunity to regionally assess gold investment opportunities and build the Citigold brand by getting closer to the end-consumer.

This looking to the future is seen as essential to being able to 'add value' to the gold that we will be producing and provide additional revenue opportunities to the Company.

The importance of this move was highlighted by the Honourable Peter Costello MP, Treasurer for the Commonwealth of Australia when he formally launched Citigold's operations in Dubai in September 2003 stating "Gold and mining is an integral part of Australia's trade and constitutes a large part of the economy. I also applaud Charters Towers' foresight in setting up a presence in Dubai to further strengthen the trade between the two countries."

WARRIOR GOLD MINE

OVERSEAS SHARE LISTING

The Company has a very substantial gold asset in Charters Towers. We are keen to increase worldwide access to our investment by listing our shares on overseas Stock Exchanges. We are committed to maximizing value for shareholders, taking into account any additional costs of international listings.

The first step in this process has been achieved, with the activation of the American Depository Receipts (ADR) program in the U.S.A. Each ADR represents 20 Citigold Corporation shares. The Company's ADR's are now trading in the U.S.A. marketplace under the new code of 'CTOHY'. The ADR programme is administered by the Bank of New York ('BNY') and we are currently working with BNY to develop a marketing programme to promote our stock in the United States.

The stock trading history and prices may be viewed on the Internet at – www.adrbny.com – and entering the code 'CTOHY' in the search box.

GOLD PRODUCTION PLAN

The Gold Production Plan has the following features:

Gold potential	15 million ounces
Total planned gold production	6.8 million ounces
Gold production rate	250,000 ounces per year
Life of operation	30 years
NPV (before tax) of project at discount rate of 10%	A$433 million
Internal Rate of Return	40%
Gold production cost	A$217/ounce
Development time – initial production	8 months
– full production	5 years
Head grade to process plant	13g/t
Capital requirements	A$182M over 5 years
Life of mine capital costs equate to	A$66/ounce recovered
Life of project total revenues	A$3,929 million
Cash flow surplus	A$1,823 million (undiscounted)
Gold price	A$571/ounce US$400@ A$1 = US$0.70 exchange rate

- Operating costs amongst lowest in industry
- Positions Citigold Corporation in top 10 Australian Gold Producers
- Citigold Corporation controls 100% of Australia's richest major goldfield
- Gold process plant and mine infrastructure in place (A$50 million in assets)
- Project risks relatively low – successful trial mining and gold production, established operating and capital costs, sound environmental performance

The Gold Production Plan ('GPP') was developed by Citigold's technical team, lead by the Chief Operating Officer, Mr Chris Towsey. A chartered professional geologist and highly experienced in gold reef systems, he has confirmed that the plan is based on sound geological reasoning, extrapolation of known resources, 147 km of drilling and historically proven payabilities.

The GPP outlines the strategy which the Company proposes to adopt to take gold production to 250,000 ounces per year over a five-year exploration, development and production period and to maintain this production level for 30 years, to produce a minimum of 6.8 million ounces of gold.



SHAREHOLDER RELATIONS

During the year shareholders of Citigold Corporation showed strong support for the Company and its goal of becoming a large and very profitable gold producer based around the rich Charters Towers goldfield. The Company's share purchase plans were very well received by shareholders.

To assist shareholders and investors obtain information on the Company, the functionality, operating speed, layout and appearance of our website were all improved. We also expanded the amount of information available on the site and expect to make further improvements in 2005.

The Company is proud of the asset and business we are building. We take the time to communicate with our shareholders and encourage shareholders to visit the mine site at Charters Towers. Shareholders who visit our mine site gain a good appreciation of our gold operations and are impressed with the staff, the quality and quantity of work that has been undertaken.

FINANCIAL STATEMENTS

The Financial Statements of Citigold Corporation for the year to June 2004 are included in this report.

Since the formation of the Company we have undertaken extensive exploration and development ("research and development") of the rich Charters Towers goldfield. This 'research and development' required the long term investment of shareholder funds to acquire the gold mineral tenements, undertake exploration drilling, compile databases, perform trial mining to prove the economics of the operation, build the processing plant, and obtain the necessary environmental and operating permits. This investment is now represented in the consolidated net assets of the Citigold group totalling A$50 million.

As we undertake the 'research and development' (which has been very successful) we do not expect to return profits until the mines outlined in the Gold Production Plan are in gold production. This is common practice for an exploration company. With the commencement of gold production from the Warrior gold mine we can expect to start to generate profits from operations.

The Gold Production Plan indicates that at full capacity, the Charters Towers project will have annual operating surpluses which will continue for many years. During this period shareholders are expected to receive a substantial return on their investment.

REGIONAL EXPLORATION

During the year, geological mapping, surveying, and sampling were undertaken at 23 separate prospects within the overall Charters Towers Gold Project. Work concentrated along the lode structures between E1 (Washington) open pit and E3 (Warrior East) and in the area immediately to the South-South-East of the process plant. Work also focused on the Beary Creek area South-West of the process plant and on areas to the north-west of the main City lodes.

During the year, a total of 401 niche style rock chip samples were collected, mainly of quartz veining. Fire assays of these samples returned 22 assays over 10 g/t gold, and 7 over 30 g/t gold indicating the broad extent of the traditional narrow high grade mineralisation. In addition 341 reconnaissance soil geochemical samples were collected and assayed during the year. Prospecting associated with the soil sampling program led to the location of previously unrecorded gold mineralisation at Hogsflesh Creek and of interesting gold grades at the GSQ 183687 prospect located 8 kilometres south of Charters Towers.





Welcome to

CHARTERS TOWERS

Tidy Town Winner 2003



corporation



Total drilling undertaken by Citigold for the Charters Towers project to date is:

TYPE OF DRILLING	NO. OF HOLES	METRES DRILLED
Diamond-Core	145 holes	16,183 m
RC	1,084 holes	85,997 m
Other	512 holes	6,861 m
TOTAL	1,741 holes	110,041 m

All drilling results utilised in the database, including drilling by others, comprise 1,809 holes totalling 147,053m.

Infill geochemical soil sampling was undertaken about 5 km south and southeast of the Charters Towers city over the Santiago South, Pinnacle, Scandinavian, Mabel Jane West, Caroline, GSQ183687, Mt Cenis, Merrie Monarch, Monarch Creek and Black Jack deposits.

Rock chip sampling was conducted on our EPMs 10593, 10861, 13106, 13931, 8150 and 8564. Significant samples returned 9 g/t gold at the Scandinavian deposit, 4 g/t gold at the GSQ183687 prospect, 46 g/t gold from the GSQ 112657 prospect (3km SSW of Beary Creek West), 12.7 g/t gold on the Black Jack-Scandinavian trend, 63 g/t gold and 54 g/t gold from the Beary Creek West deposit and 15.2 g/t gold at the Warrior deposit.

Nine samples at Beary Creek exceeded 12 g/t gold. Mapping on the Warrior East area (where the Warrior gold mine will commence underground gold production) has confirmed the continuity of the lode structure over one kilometre between the Washington pit (decline portal) and the Warrior east deposit. This opens up the potential for additional gold to be mined as part of this operation.

High grade rock chip samples were returned from quartz veins at Washington open cut (26 g/t gold and 49 g/t gold). The Washington open cut is where the Warrior gold mine access decline has commenced. Part of the Warrior development and mining operations may see the Washington quartz veins also mined from underground.

Two very high assays (317 g/t gold and 115 g/t gold) were obtained from sparse residual mullock specimens from the former Swedenborg mullock dump located near our gold processing plant. The significance of these assays again confirms the rich nature of the historical underground veins mined in this area. Part of this overall area was acquired as part of the Great Mines takeover.

Goldfield Potential Increases - Citigold has previously reported in the GPP that the Charters Towers style reefs mineralisation could geologically extend to 3 kilometres depth. Projections of the gold potential at Charters Towers in the GPP only considered mineralisation to 2 kilometres depth. Results of a recent Ph.D. thesis, through the James Cook University, completed on the Charters Towers project area indicates mineralisation could extend to a depth of 5 kilometres based on analysis of the fluid chemistry, pressure-temperature estimates and fluid dynamics. As well as the known Parcoy-Pataz deposits in Peru, similar deposits to Charters Towers are found at the giant Jiaodong field in China where over 900 tonnes of gold has been produced from veins and shear zones.

If the mineralisation at Charters Towers extends to 5 kilometres depth, the gold potential of the project area could be over 40 million ounces.

TECHNICAL MANAGEMENT TEAM



CHRISTOPHER TOWSEY
BSc (Hons), MSc, Dip Ed, FAusIMM, CP, MMICA, MAIG, MSME



JIM MORRISON
MSc, FAus IMM



GARRY FOORD
M. Eng TM, AD (Mining Eng), Dip Geo Sc, MAus IMM, JP



MINERAL RESOURCES AND ORE RESERVES

At 30 June 2004 the Mineral Resources totalled 3.7 million tonnes averaging 8.4 g/t gold, with one million contained ounces of gold. The Resources are mainly Inferred, and occur in 28 individual deposits ranging from 1,000 to 270,000 oz gold, plus some unmined between-stope remnants. Within the Mineral Resource, Ore Reserves currently stand at 144,000t at 6.3 g/t gold. The database from which the Mineral Resources were estimated includes 936 mine face samples, 2,511m of costeans and over 147 km of drilling in 1,800 holes comprising:

Diamond core (DDH)	44,259 m	322 holes
Reverse Circulation (RC)	94,694 m	1,240 holes
Other non-core drilling	8,100 m	247 holes
Drilling Total	*147,053 m*	*1,809 holes*

Changes from the Ore Reserves at 30 June 2003 were:

- E3 (Warrior East) reworking of mining panels to take into account 10m vertical levels and 10m wide minimum stope length instead of 20m x 20m in 2003 as part of ongoing mine design and economic evaluation.

The total Mineral Resource remained relatively steady despite a number of modifications to individual resource blocks. Significant changes from the resources at 30 June 2003 were:

- Reworking of the interpretation of the C2 (Sunburst) mineral resource and a change to the method of calculation. This included only the intercepts passing through the structure and a payability factor based on those intercepts.

- Reworking the C3 (Queen) so as to exclude low grade portions and splitting the resource into an eastern zone C26 (Golden Gate) and western zone C3 (Queen West)

- Incorporating portions of the C5 (Brilliant East) previously excluded from the resources as the overlying tenements were not owned by the company.

- Downgrading the E1 (Washington) resource to Inferred from Indicated.

- Adding a new structure E5 (Washington South) to the resources.

- Changes in the methodology used to determine the final assay grade for resource determination when multiple assays have been taken has resulted in minor modification of contained ounces on a number of structures.

Changes resulting from ensuring that the resource intercepts agree with the significant intercepts as detailed in the Database.

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:

The information is based on, and accurately reflects, information compiled by Mr. Christopher Alan John Towsey, BSc (Hons), MSc, Dip Ed, FAusIMM(CP), MMICA, MAIG, MSME, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. Mr. Towsey is employed full time by Citigold Corporation Limited as Chief Operating Officer and has consented in writing to the inclusion in this report of his compiled information in the form and context in which it appears.*



* Explanatory notes on the resource estimation factors, cut-off grades, drill intersections, and assessment criteria are given at the end of the annual report.

KEY PERFORMANCE INDICATOR	YEAR ENDED JUNE 30 2001	YEAR ENDED JUNE 30 2002	YEAR ENDED JUNE 30 2003	YEAR ENDED JUNE 30 2004
FIFR	0	0	0	0
LTIFR	0	32	0	0
DIFR	Not used	32	0	0

HEALTH AND SAFETY

The company had another successful year, with no serious incidents, Disabling or Lost Time Injuries reported. Induction training was revised in the lead-up to the commencement of operations at Warrior gold mine.

The company manages its OH&S risk with the NOSA Five Star integrated risk management system developed by the National Occupational Safety Association (NOSA). NOSA last audited the mine site in August 2004 to provide a baseline prior to going into full scale mining and production.

OH&S Performance – The Fatal Injury Frequency Rate (FIFR) (fatalities per million hours worked) for 2004 financial year is zero. In the 11 years that the Company has been in operation, there have been no fatalities in our operations and no injuries or illnesses from which employees have not made a full recovery. In 2004, there were no serious incidents, Lost Time or Disabling Injuries reported. The Lost Time Injury Frequency Rate (LTIFR) per million hours worked reduced from 32 in 2002 to zero in 2003 and remains zero this year. The high rate of 32 in 2002 was the result of a single Lost Time Injury combined with the small number of employees and hours worked. The Disabling Injury Frequency Rate (DIFR), introduced in 2002 under the NOSA Five Star risk management system, is zero. The DIFR is also calculated per million hours worked, but is a better measure of injury statistics.

ENVIRONMENT AND COMMUNITY

The Company had no reportable environmental incidents during 2004 or 2003.

The Australian Gold Council Gold Week celebrations were held in April 2004. Citigold opened its underground and surface operations to the public on April 24 and over 100 visitors took the opportunity to examine the Company's project first-hand.

The Company continues to support local community and charity groups with donations of both personnel time and money, continuing its association with the National Trust, local schools, the Country Music Festival and local rodeos.

The board, management and staff of Citigold fully support a formal environmental policy which states that:

Citigold corporation is committed to balancing the protection of the natural environment with the need for economic growth. Application of technically-proven and economically-feasible environmental protection measures will be exercised throughout exploration, development, mining, processing and decommissioning activities to meet the requirements of legislation as a minimum.



L-R: Garry Foord, Prof. Peter B Blood, John J Foley, Christopher Towsey and Mark Lynch

Your directors present their report together with the financial report of Citigold Corporation Limited and the consolidated financial report of the consolidated entity for the year ended 30th June, 2004 and the auditor's report therein.

DIRECTORS

The following persons were directors of Citigold Corporation Limited during the whole of the financial year and up to the date of this report: **J J Foley, M J Lynch, P B Blood** (appointed 26 May, 2004) **G J Barns** (resigned 26 May, 2004).

PRINCIPAL ACTIVITIES

During the year the principal continuing activities of the consolidated entity consisted of exploration and development of the Charters Towers goldfield. There has been no significant change in the nature of these activities during the year.

DIVIDENDS – CITIGOLD CORPORATION LIMITED

No amount has been paid or declared by way of dividend by the Company during the year. The directors do not recommend a dividend at this time.

REVIEW OF OPERATIONS

A review of the consolidated entity's operations during the year and the results of these operations are disclosed elsewhere in the Annual Report.

POST BALANCE DATE EVENTS

Details of Post Balance Date Events are disclosed in Note 20 to the Financial Statements.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Likely developments in the operations of the consolidated entity are:

(a) the expansion of exploration activity aimed at increasing resources and reserves,

(b) a resumption in mining activity based on the results of the exploration activity.

Additional comments on expected results are included in the review of operations.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs on the consolidated entity during the financial year were as follows:

(a) An increase in ordinary shares in the Company from 317,013,299 to 418,672,412 as a result of:

- Options exercised @ 8 cents	435,000
- Share Purchase Plan allotment @ 12 cents	9,531,444
- Options exercised @ 8 cents	265,000
- Options exercised @ 10 cents	300,000
- Options exercised @ 8 cents	1,757,336
- Options exercised @ 8 cents	1,066,008
- Options exercised @ 8 cents	2,309,477
- Options exercised @ 8 cents	30,000
- Options exercised @ 8 cents	3,920,000
- Share issue – 2 Company shares for every 3 shares held in Great Mines Limited	73,086,027
- Share Purchase Plan allotment @ 18 cents	5,282,301
- Share Purchase Plan allotment @ 18 cents	136,020
- Options exercised @ 8 cents	1,040,000
- Options exercised @ 10 cents	2,500,000

Net cash received was used to continue the exploration and development activities of the Company and retire debt.

See Note 15 of the Financial Statements





INFORMATION ON DIRECTORS

DIRECTOR	AGE	EXPERIENCE	SPECIAL RESPONSIBILITIES	DIRECTORS' INTERESTS IN ORDINARY SHARES OF CITIGOLD CORPORATION LIMITED
J J Foley BD, LLB, BL (Dub)	67	Non-executive; Chairman 10 years, Deputy Chairman between 15 April 99 and 25 November 99 Barrister	Non-executive Chairman of Audit and Finance, Remuneration and Health, Safety and Environment committees.	Refer Note 21
M J Lynch	48	Managing Director for 10.5 years Former director of several companies involved in the mining industry	Managing Director Member of Health, Safety and Environment committee.	Refer Note 21
P B Blood PhD, BSc Agr, DIC	65	Non – executive Director from 26 May 2004 Professor of Finance – School of Business, Bond University Qld	Member of Audit and Finance, Remuneration and Health, Safety and Environment committees.	Refer Note 21
G J Barns BA, LLB		Non-executive Director 21 January 2002 to 26 May 2004 Barrister	Past non-executive member of Audit and Finance, Remuneration and Health, Safety and Environment committee.	Refer Note 21

MEETINGS OF DIRECTORS

The numbers of meetings of the Company's board of directors and of each board committee held during the year ended 30 June 2004, and the numbers of meetings attended by each director were:

	FULL MEETING OF DIRECTORS	AUDIT & FINANCE	HEALTH, SAFETY & ENVIRONMENT **	REMUNERATION
No. of meetings held	20	3	**	2
No. of meetings attended by:				
J J Foley	20	3	**	2
M J Lynch	20	*	**	*
P B Blood (appointed 26 May 2004 – 1 meeting held whilst a director)	-	-	-	-
G J Barns (resigned 26/5/04 -19 meetings held whilst a director)	19	3	**	2

* Not a member of the relevant committee
** Health, Safety and Environment issues are discussed and mine reports considered by Directors at each Board meeting.





DIRECTORS' AND EXECUTIVES EMOLUMENTS

The remuneration committee, consisting of two non-executive directors, advises the Board on remuneration policies and practices generally. The Committee makes specific recommendations on remuneration packages and other terms of employment for executive directors, non-executive directors and senior executives.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and terms of employment for the Managing Director are formalised in an employment agreement.

The Board, within the maximum amount approved by shareholders from time to time, determines remuneration of non-executive directors. Non-executive directors are also entitled to statutory superannuation.

The Board undertakes an annual review of its performance and the performance of the Board committees against goals set at the start of the year.

Details of the nature and amount of each element of the emoluments of each director of Citigold Corporation Limited and each of the 5 officers of the Company and the consolidated entities receiving the highest emoluments are set out in the following tables.

NON-EXECUTIVE DIRECTORS OF CITIGOLD CORPORATION LIMITED

NAME	DIRECTORS' ANNUAL FEE ($)	SUPERANNUATION ($)	TOTAL ($)
J J Foley – Chairman	35,000	3,150	38,150
G J Barns – 11 months	27,891	2,510	30,401
P B Blood – 1 month	nil	nil	nil

EXECUTIVE DIRECTOR AND OTHER OFFICERS OF CITIGOLD CORPORATION LIMITED

NAME	SALARY AND FEES ($)	SUPERANNUATION ($)	OTHER BENEFITS	TOTAL ($)
M J Lynch – Managing Director	182,000	16,380	16,670	215,050
R J Shand – Company Secretary	85,000	7,650	1,992	94,642
J F Lynch – Site Senior Executive	115,540	10,399	7,214	133,153
C A J Towsey – Chief Operating Officer	110,873	9,979	7,190	128,042
R J Morrison – Exploration Manager	109,080	7,718	0	116,798
R P Russell – Corporate Accountant	90,154	8,114	0	98,268

INDEMNIFICATION

The Company has not, save as is enshrined in the Company's constitution, during or since the end of the financial year, in respect of any person who is or has been an officer or auditor of the Company or any related body corporate:

(a) indemnified or made any relevant agreement for indemnifying against a liability, including costs and expenses in successfully defending legal proceedings;

(b) paid or agreed to pay a premium in respect of a contract insuring against a liability from the costs or expenses to defend legal proceedings.

ENVIRONMENTAL REGULATIONS

The consolidated entity is subject to significant environmental regulation in respect to its exploration and mining activities in gold.

The organisation has developed criteria to determine areas of "particular" or "significant" importance, with regard to environmental performance. These are graded 1 to 4 in terms of priority.

Level 1 incident – major non compliance with regulatory requirements resulting in potential political outcry and significant environmental damage of both a long and short term nature.

Level 2 incident – significant non compliance resulting in regulatory action, however, environmental damage is only of a short term nature.

Level 3 incident – minor non compliance – no fine is imposed, however regulatory authority is notified.

Level 4 incident – non compliance with internal policies and procedures. The incident is contained on site.



In the last year the following incidents have occurred.

	Level 1	Level 2	Level 3	Level 4
Incidents	-	-	-	-

The Company has a comprehensive internal reporting and monitoring system with regard to environmental management on the site. The Company employs an environmental officer to monitor all water quality, noise and air quality issues as well as liaise with the community on activities that may impact on the local area.

This report is made in accordance with a resolution of the directors.

J J Foley
Chairman

M J Lynch
Director

30 September, 2004

The directors' overriding objective is to increase shareholder value within an appropriate framework which protects the rights and enhances the interests of shareholders and ensures the company ('the consolidated entity') is properly managed.

The Board supports the Principles of Good Corporate Governance and Best Practice Recommendations published by the Australian Stock Exchange ('ASX') Corporate Governance Council in March 2003. The Board has reviewed the recommendations and in many cases, the consolidated entity already had in place policies and practices that substantially complied with those set out in the recommendations. In other cases new policies and procedures will have to be considered to enable compliance. The following is structured with reference to the 10 principles contained in the ASX Corporate Governance Council's publication.

Principle 1:	Lay solid foundations for the management and oversight
Principle 2:	Structure the Board to add value
Principle 3:	Promote ethical and responsible decision making
Principle 4:	Safeguard integrity in financial reporting
Principle 5:	Make timely and balanced disclosure
Principle 6:	Respect the rights of shareholders
Principle 7:	Recognise and manage risk
Principle 8:	Encourage enhanced performance
Principle 9:	Remunerate fairly and responsibly
Principle 10:	Recognise the legitimate interests of stakeholders.

BOARD COMPOSITION

The Board is comprised of three (3) Directors, being two non-executive directors and one executive director, Mr M J Lynch. A majority of the Board is non-executive directors, including the Chairman. All non-executive directors are regarded as independent by the company.

Entities connected with Mr J J Foley had business dealings with the consolidated entity during the year, as described in note 20 to the financial statements. Mr J J Foley declared his interests in those dealings to the company and took no part in decisions relating to them. These dealings were not considered to be of an amount or nature that would affect Mr Foley's independent judgment.

Entities connected with Mr M J Lynch had business dealings with the consolidated entity during the year, as described in note 20 to the financial statements. Mr M J Lynch declared his interests in those dealings to the company and took no part in decisions relating to them.

The skills, experience and expertise relevant to the position of each Director who is in office at the date of the annual report, their meeting attendances and their term of office are detailed in the Directors' Report. Each director brings relevant complementary skills and experience to the Board.

As the Board acts on behalf of and is accountable to shareholders, the Board seeks to identify the expectations of shareholders, as well as other regulatory and ethical expectations and obligations. The Board is responsible for:

- approval of corporate strategies and the annual budget
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the company's auditors


CHARTERS
TOWERS



- appointment of, and assessment of the performance of the Managing Director
- monitoring managerial performance, and
- ensuring the significant risks facing the consolidated entity have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place.

The Company has a small Board and management team which enables roles and functions to be flexible to meet specific requirements where necessary. The responsibility for the operations of the consolidated entity is delegated by the Board to the Managing Director and the executive team. The Board assures that this team is adequately qualified and experienced to discharge their responsibilities.

BOARD COMMITTEES

The Board has established a number of committees to assist the execution of its duties and to allow detailed consideration of complex issues. Each committee has its own autonomy with authority delegated to it by the Board and the manner in which the committee is to operate. Current committees of the Board are:

- the audit & finance committee
- the remuneration committee
- the health, safety and environment committee

The Board annually reviews its performance and the performance of the Board committees against goals set at the start of the year. Such reviews entail a vigorous and frank discussion outside the normal program of Board meetings. Outcomes of the reviews are documented together with the goals set for the coming year.

The company's Constitution specifies that all directors (with the exception of the Managing Director) must, by rotation, retire from office at each Annual General Meeting (AGM) such that at least one director stands for election at each AGM. Where eligible, a director may stand for re-election subject to the following limitations:

- at least one director must retire by rotation and may stand for re-election

AUDIT & FINANCE COMMITTEE

The audit & finance committee consists of the following non-executive directors: J J Foley (Chairman) and P B Blood

The main responsibilities of the audit & finance committee are to:

- review and report to the Board on the annual report, the annual and half-year financial reports and all other financial information published by the company or released to the market
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
- effectiveness and efficiency of operations
- reliability of financial reporting
- compliance with applicable laws and regulations
- determine the scope of the internal control checks and ensure they are coordinated with the external auditors.
- recommend to the Board the appointment, removal and remuneration of the external auditors, review the terms of their engagement, and the scope and quality of the audit.





The company is formalising its procedures to ensure compliance with the Corporate Governance Principles. The Corporate Accountant confirms that the financial statements for the year ended 30 June 2004 represent a true and fair view and are in accordance with relevant accounting standards.

In fulfilling its responsibilities, the audit & finance committee receives regular reports from and meets with management and the external auditors. The external auditors have a clear line of direct communication at any time to either the Chairman of the audit committee or the Chairman of the Board. The Auditor also attends the annual general meeting.

The audit & finance committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

The Health, Safety & Environment committee consists of the following executive and non-executive directors: J J Foley (Chairman), P B Blood and M J Lynch.

The consolidated entity recognises the importance of environmental and occupational health and safety (OH&S) issues and is committed to the highest levels of performance. To help meet this objective an Environmental, Health and Safety Management System (EHSMS) has been established by mine management. The EHSMS is a tool that allows the systematic identification of environmental and OH&S issues and ensures they are managed in a structured manner.

Through the EHSMS, the consolidated entity aims to:

- comply with all relevant legislation
- continually assess and improve the impact of its operations on the environment
- encourage employees to actively participate in the management of environmental and OH&S issues, and
- use energy and other resources efficiently

Information on compliance with significant environmental regulations is set out in the directors' report.

REMUNERATION COMMITTEE

The remuneration committee consists of the following non-executive directors: J J Foley (Chairman) and P B Blood.

The remuneration committee advises the Board on remuneration policies and practices generally and makes specific recommendations on remuneration packages and other terms of employment for directors and senior executives.

Remuneration levels are set at levels that are intended to attract and retain appropriately qualified and experienced directors and senior executives capable of managing the consolidated entity's operations. Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time. Remuneration and other terms of employment for the Managing Director are formalised in an employment agreement. There is no scheme is provide retirement benefits, other than statutory superannuation, to non-executive directors.

The consolidated entity has not formed a nomination committee because there are only three Directors. The Board as a whole is able to efficiently address the issue of board competencies.



Further information on the remuneration paid to all directors' plus the five highest paid officers is set out in the directors' report and note 21 to the financial statements.

RISK MANAGEMENT

The Board of the consolidated entity takes a proactive approach to the consolidated entity's risk management and internal compliance and control systems. The Board believes that it is crucial for all Board members to be a part of this process and as such the Board has not established a separate risk management committee due to the size of the Board.

INDEPENDENT PROFESSIONAL ADVICE

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the company's expense. Prior consent by the full Board is required, but this will not be unreasonably withheld.

SHAREHOLDER COMMUNICATION

Information is communicated to shareholders through:

- The annual report which is distributed to all shareholders
- The half-yearly report which is made available by way of an ASX release
- The annual general meeting
- ASX releases in accordance with the consolidated entity's continuous disclosure obligations
- Information available on the Company's website at www.citigold.com

Shareholders are invited to advise the company of their email addresses. ASX announcements, once released, are then able to be emailed directly to the shareholder.

DISCLOSURE AND ETHICAL STANDARDS

All directors, executives and staff of the consolidated entity are aware of the ASX's continuous disclosure requirements and operate in an environment where emphasis is placed on full and appropriate disclosure to the market. All directors, executives and staff of the consolidated entity are required to abide by all legal requirements, the Listing Rules of the Australian Stock Exchange, the Corporations Act with the regard to trading in the company's securities and the highest standard of ethical conduct with regard to the operation of the consolidated entity.

A Code of Ethical Business Standards (the Code) as adopted by the Board sets out ethical standards expected of all directors, executives and employees. The Code is reviewed and updated as necessary to ensure it reflects the highest standards of integrity and professionalism. The Code covers:

- professional conduct
- compliance with laws and regulations
- trading in company securities
- customer relations
- supplier relations
- other employees
- the environment, and
- conflicts of interest.



FINANCIAL ACCOUNTS AND STATUTORY REPORTS

CONTENTS

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Revenue from ordinary activities	2	989,366	48,075	1,509,363	1,776,573
Total revenue from ordinary activities	2	989,366	48,075	1,509,363	1,776,573
Expenses from ordinary activities excluding borrowing costs	3	(4,730,646)	(3,061,621)	(4,620,972)	(2,986,605)
Borrowing costs expense		(1,106,430)	(670,760)	(1,106,215)	(670,760)
Loss from ordinary activities before related income tax expense / revenue		(4,847,710)	(3,684,306)	(4,217,824)	(1,880,792)
Income tax expense / revenue relating to ordinary activities	5(a)	0	0	0	0
Loss from ordinary activities after related income tax expense / revenue		(4,847,710)	(3,684,306)	(4,217,824)	(1,880,792)
Net loss attributable to members of the parent entity		(4,847,710)	(3,684,306)	(4,217,824)	(1,880,792)
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		(4,847,710)	(3,684,306)	(4,217,824)	(1,880,792)
Basic earnings per share	6	(1.4 Cents)			
Diluted earnings per share	6	(1.3 Cents)			

The accompanying notes form part of these financial statements.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

		Economic Entity		Parent Entity	
		2004	2003	2004	2003
	Note	$	$	$	$
Current assets					
Cash assets	7	717,188	554,247	664,856	552,968
Receivables	8	27,535	12,410	1,980,849	1,266,410
Other financial assets	9	5,552,262	0	0	0
Inventories	10	431,078	431,078	431,078	431,078
Total current assets		6,728,063	997,735	3,076,783	2,250,456
Non-current assets					
Property, plant and equipment	11	55,307,659	49,499,255	49,926,812	49,238,860
Other financial assets	12	504,257	500,304	11,097,781	500,304
Total non-current assets		55,811,916	49,999,559	61,024,593	49,739,164
Total assets		62,539,979	50,997,294	64,101,376	51,989,620
Current liabilities					
Payables	13	2,232,043	1,259,557	2,453,501	1,079,663
Interest-bearing liabilities	14	7,906,814	7,740,795	7,884,408	7,740,795
Current tax liabilities		0	0	0	0
Provisions	15	220,422	195,205	158,845	195,205
Total current liabilities		10,359,280	9,195,557	10,496,754	9,015,663
Non-current liabilities					
Payables	13	0	0	0	210,003
Interest-bearing liabilities	14	1,722,000	13,708	1,722,000	13,708
Provisions	15	530,164	500,304	530,164	500,304
Total non-current liabilities		2,252,164	514,012	2,252,164	724,015
Total liabilities		12,611,444	9,709,569	12,748,918	9,739,678
Net assets		49,928,535	41,287,725	51,352,458	42,249,942
Equity					
Contributed equity	16	68,373,305	55,052,965	68,373,305	55,052,965
Asset revaluation reserve	17	12,024,824	12,024,824	12,024,824	12,024,824
Capital profits reserve	17	571,430	571,430	0	0
Accumulated losses	18	(31,209,204)	(26,361,494)	(29,045,671)	(24,827,847)
Total Parent Entity Interest		49,760,355	41,287,725	51,352,458	42,249,942
Outside equity Interests		168,180	0	0	0
Total Equity		49,928,535	41,287,725	51,352,458	42,249,942

The accompanying notes form part of these financial statements.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Cash flows from operating activities					
GST refunded by ATO		0	87,121	0	87,121
Brilliant Gold Reef Project					
Exploration fees		0	203,500	0	0
Other cash receipts		42,711	41,343	42,711	41,343
Sale of Warrior Trust Royalty		909,091	0	909,091	0
Cash receipts in the course of operations		951,802	331,964	951,802	128,464
Other payments to suppliers and employees		(3,278,134)	(2,031,076)	(3,296,184)	(1,010,082)
GST paid to ATO		(285,543)	(147,667)	(285,543)	(17,033)
Cash payments in the course of operations		(3,563,677)	(2,178,743)	(3,581,727)	(1,027,115)
Interest received		14,419	6,732	14,419	5,230
Borrowing costs paid		(814,667)	(575,876)	(814,667)	(575,876)
Net cash used in operating activities		(3,412,123)	(2,415,923)	(3,430,173)	(1,469,297)
Cash flows from investing activities					
Payments for property, plant and equipment		(293,224)	(38,336)	(258,072)	(38,336)
Payments for other assets		0	0	0	0
Payments for:					
Exploration, evaluation and development expenditure		(814,233)	(1,395,001)	(814,233)	(1,139,279)
Loans to other entities		0	0	0	0
Proceeds from sale of shares		68,155	0	0	0
Net cash (used in) / provided by investing activities		(1,039,302)	(1,433,337)	(1,072,305)	(1,177,615)
Cash flows from financing activities					
Proceeds from issues of shares		2,722,866	3,865,136	2,722,866	3,865,136
Proceeds of borrowings		230,000	0	230,000	0
Cash repayment of borrowings		0	(663,817)	0	(663,817)
Proceeds of convertible note issue		1,661,500	0	1,661,500	0
Net cash provided by financing activities		4,614,366	3,201,319	4,614,366	3,201,319
Net increase / (decrease) in cash held		162,941	(647,941)	111,888	554,407
Cash at the beginning of the financial year		554,247	1,202,188	552,968	(1,439)
Cash at the end of the financial year		717,188	554,247	664,856	552,968

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

(i) Reconciliation of cash

For the purpose of the Statements of Cash Flows cash includes Cash at bank, Cash on Deposit and any cash balances held by third parties.

Cash at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Cash		717,188	554,247	664,856	552,968
Current interest bearing liabilities		0	0	0	0
		717,188	554,247	664,856	552,968
(ii) Reconciliation of net cash (used in)/ provided by operating activities to net (loss)/profit					
Net loss for year		(4,847,710)	(3,684,306)	(4,217,824)	(1,880,792)
Non-cash items					
Depreciation and amortisation		808,787	876,412	808,787	876,086
Expenses settled by non-cash consideration		0	63,000	0	63,000
Bad debts written off		0	35,000	0	35,000
Increase in operating provisions		82,571	61,346	20,994	61,346
(Decrease)/Increase in operating creditors		559,354	(103,188)	672,310	497,750
Diminution in value of investments		0	0	0	0
Write down of balance with subsidiary company		0	0	0	0
Decrease/(Increase) in operating receivables		(15,125)	335,813	(714,439)	(1,121,687)
Net cash (used in)/provided by operating activities		(3,412,123)	(2,415,923)	(3,430,173)	(1,469,297)
(iii) Financing Facilities					
The total facilities available are:		7,790,514	7,490,514	7,790,514	7,490,514
Facilities utilised at balance date:		7,601,453	7,490,513	7,601,453	7,490,513
Facilities not utilised at balance date:		189,061	0	189,061	0

(iv) Acquisition of Entities

During the year 100% of the controlled entity Great Mines Limited and its subsidiary companies Charters Towers Mines Pty Limited and Deeprock Mining Pty Limited was acquired.

Details of this transaction are:	
Purchase Consideration:	
Shares in Citigold Corporation Limited	10,597,474
Cash consideration	0
Cash ouflow / inflow	0
Assets and liabilities held at acquisition date at independent valuation:	
Cash at bank	9,273
Sundry receivables	273,172
Investment in Citigold Corporation Limited	5,399,236
Mineral tenements	5,085,300
Sundry payables	(229,808)
	10,537,173
Outside equity interests in acquisitions	168,180

1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

(b) Principles of consolidation

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Transactions eliminated on consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(c) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenue. Revenue is recognised when control of the goods or service passes to the customer. The exploration fees derived from the Brilliant Gold Reef Project are recognised when the participant has paid for the unit in full.

Interest revenue

Interest revenue is recognised as it accrues.

Sale of non-current assets

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Any related balance in the asset revaluation reserve is transferred to the capital profits reserve on disposal.

(d) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(e) Borrowing costs

Borrowing costs include interest and costs that are directly attributable to the borrowing.

(f) Taxation - Note 5

The consolidated entity adopts the liability method of tax effect accounting.

Deferred tax assets relating to tax losses are only brought to account when their realisation is virtually certain.

The tax effect of capital losses is not recorded unless future realisation of the loss is virtually certain.

(g) Acquisition of assets

All assets acquired including property, plant and equipment and intangibles are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years.

Costs that do not meet the criteria for capitalisation are expensed as incurred.

(h) Valuation of non-current assets

Plant and equipment previously carried at cost less accumulated depreciation is carried at fair value as at 30 June 2004 less accumulated depreciation.

(i) Inventories - Note 10

Inventories are valued using the weighted average basis and are carried at the lower of cost and net realisable value.

(j) Investments - Note 9

Controlled entities

All controlled entities in which the Company has an investment are fully owned. These investments are eliminated in the financial statements on consolidation.

(k) Exploration, evaluation and development expenditure - Note 11

This represents exploration, evaluation and development costs incurred in active areas of interest for which it has been established, to the satisfaction of the directors, that either economically recoverable reserves exist sufficient to fully recoup the carried forward costs, or where a reasonable assessment of the existence or otherwise of economically recoverable reserves cannot yet be made. The costs comprise direct exploration and evaluation costs and an appropriate portion of directly related overhead expenses. They do not include general overheads or administrative expenses not directly related to areas of interest.

Exploration, evaluation and development expenditure which does not meet the above criteria is written off as incurred.

Mining interests are amortised in accordance with the policy stated in (m) below.

(l) Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost or fair value basis, other than exploration and evaluation expenditure carried forward (refer Note 1(k)), are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

(m) Depreciation and amortisation

Useful lives

All assets are depreciated/amortised using the straight line method over their estimated useful lives, with the exception of carried forward exploration, evaluation and development costs which are amortised on a units of production basis over the life of the economically recoverable reserves. Amortisation is not charged on costs carried forward in respect of areas of interest in the development phase until commercial production commences.

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed, except to the extent that they are included in the carrying amount of another asset as an allocation of production overheads.

The depreciation/amortisation rates used for each class of asset are as follows:

	2004	2003
Plant and equipment	13-20%	13-20%
Computer equipment	27-40%	27-40%
Motor vehicles	20%	20%

(n) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received.

(o) Employee entitlements - Note 15

Wages, salaries and annual leave

The provisions for employee entitlements to annual leave represent present obligations resulting from employees' services provided up to the balance date, calculated including related on-costs.

Superannuation plan

The Company and other controlled entities contribute to several defined contribution superannuation plans. Contributions are charged against income as they are made.

(p) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligations.

If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, except where noted below.

(q) Restoration

Provisions are made for estimated costs relating to the remediation of soil, groundwater and untreated waste as soon as the need is identified.

Provisions are made for mine site rehabilitation and restoration on an incremental basis during the course of mine life (which includes the mine closure phase). Provisions, which are determined on an undiscounted basis, include the following costs: reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Significant uncertainty exists as to the amount of restoration obligations which will be incurred due to the following factors:

- uncertainty as to the remaining life of existing operating sites
- the impact of changes in environmental legislation.

(r) Adoption of Australian Equivalents to International Financial Reporting Standards

International Financial Reporting Standards (IFRS) will be introduced in Australia for financial years commencing 1 January 2005.

Accounting information and data for comparative purposes will be required at the beginning of the next financial year.

To ensure that the necessary information and data is available the economic entity's management are reviewing and assessing the effect that the adoption of IFRS will have on the entity.

Based on the Accounting Standards that have currently been issued the directors are of the opinion that the only significant change to the entity's accounting policies will be in the method adopted for tax-effect accounting. Under AASB 112 the economic entity will be required to account for temporary timing differences on separate assets and liabilities rather than accounting for the effects of temporary and permanent timing differences between taxable income and accounting profit.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

		Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
2	(a) REVENUE FROM OPERATING ACTIVITIES					
	Warrior royalty trust		909,091	0	909,091	0
	Brilliant Gold Reef Project expenses reimbursed		0	0	520,000	1,730,000
	Short term equipment hire		23,146	35,120	23,146	35,120
	Interest received		14,419	6,732	14,416	5,230
	Grants Received		40,405	6,223	40,405	6,223
	Sundry income		2,306	0	2,306	0
	Total revenue from operating activities		989,366	48,075	1,509,363	1,776,573
2	(b) REVENUE FROM NON-OPERATING ACTIVITIES					
	Gross proceeds from sale of shares held as an investment		68,155	0	0	0
3	LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE HAS BEEN ARRIVED AT AFTER CHARGING THE FOLLOWING ITEMS:					
	Depreciation and amortisation of non-current assets		808,787	876,412	808,787	876,086
	Consultancy Fees		607,111	0	474,386	0
	Contractors		97,420	22,325	7,420	22,325
	Staff Costs		1,397,036	820,974	1,305,696	820,974
	Mineral tenement charges		178,228	196,261	178,228	196,261
	Net (gain)/loss on sale of non-current investments		27,025	0	0	0
	Net loss on write down of non-current investments		0	0	0	0
	Write off of intercompany balance		0	0	0	0
	Bad debts written off		0	35,000	0	35,000
	Other expenses from ordinary activities		1,615,040	1,110,649	1,846,455	1,035,959
	Total expenses from ordinary activities excluding borrowing costs		4,730,646	3,061,621	4,620,972	2,986,605

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
4 AUDITORS' REMUNERATION					
Audit services:					
Auditors of the Company - Court & Co		15,354	15,037	15,354	15,037
Other services:					
Auditors of the Company - Court & Co		9,220	3,900	9,220	3,900
5 TAXATION					
(a) Income tax expense					
Prima facie income tax benefit calculated at 30% (2002: 30%) on the (loss)/profit from ordinary activities		(1,454,313)	(1,105,292)	(1,265,347)	(564,238)
Decrease / (Increase) in income tax benefit due to :					
(I) Temporary timing differences		(380,967)	(471,108)	(383,927)	(394,490)
(II) Permanent timing differences		431,506	675	679	774
Deferred income tax asset not recognised		1,403,774	1,575,725	1,648,595	957,954
Income tax attributable to net loss for year		0	0	0	0

(b) At 30 June 2004 consolidated deferred tax assets of $15,493,981 ($10,918,367 at 30 June 2003) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2003 30%) have not been recognised as an asset. At 30 June 2004 the parent entity had deferred tax assets of $12,426,546 ($10,300,597 at 30 June 2003) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2003 30%) which have not been recognised as an asset.

The benefit of these losses will only be obtained if:

(i) the company and / or the economic entity derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the losses to be realised;
(ii) the company and / or the economic entity continues to comply with the conditions for deductibility imposed by tax legislation; and
(iii) future changes in tax legislation do not adversely impact on the utilisation of the carried forward tax losses.

At 30 June 2004 and 30 June 2003 the entity had a nil balance on the franking credit account.

The parent entity and Australian resident subsidiary entities wholly owned for the whole of the year ended 30 June 2004 will be consolidated for income tax with effect from 1 July 2003. The lead entity being Citigold Corporation Limited. No tax sharing agreement is in force.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $
6 EARNINGS PER SHARE			
Weighted average number of ordinary shares used in the calculation of basic earnings per share		356,063,782	316,800,625
Options on issue at 30 June treated as potential ordinary shares		13,000,000	26,213,485
Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share		369,063,782	343,014,110
Adjusted net loss used in calculating basic and diluted earings per share		4,847,710	3,684,306

Further details of these securities are contained in Note 16.

Since 30 June 2004 a total of 17,833,571 ordinary shares of the company have been subscribed for under a share purchase plan.

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
7 CASH ASSETS					
Cash		717,188	554,247	664,856	552,968
		717,188	554,247	664,856	552,968
8 RECEIVABLES					
Current					
Trade debtor (wholly owned subsidiary)		0	0	1,774,000	1,254,000
Loans receivable		0	0	0	0
Security bonds		25,224	10,100	17,934	10,100
Prepayments		2,310	2,310	2,310	2,310
Amounts receivable from wholly owned subsidiaries		0	0	178,828	0
Amounts receivable from partly owned subsidiaries		0	0	7,776	0
		27,535	12,410	1,980,849	1,266,410
9 INVESTMENTS					
Investment in listed company at valuation		5,801,678	0	0	0
Less: Provision for diminution in value		(249,416)	0	0	0
		5,552,262	0	0	0

The investment in the listed company consists of shares in Citigold Corporation Limited held by Great Mines Limited and Charters Towers Mines Pty Limited.

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
10 INVENTORIES					
Current					
Spare parts and stores - at cost		431,078	431,078	431,078	431,078

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
11 PROPERTY, PLANT AND EQUIPMENT					
Exploration, Evaluation and Development expenditure					
Costs brought forward in respect of areas of interest:		31,006,093	29,611,092	30,750,371	29,611,092
Costs incurred in period		1,339,074	1,395,001	1,339,074	1,139,279
Costs written off during period		(100,407)	0	(100,407)	0
		32,244,760	31,006,093	31,989,038	30,750,371
Less: Accumulated amortisation		(1,142,988)	(1,142,988)	(1,142,988)	(1,142,988)
Total exploration, evaluation and development expenditure		31,101,772	29,863,105	30,846,050	29,607,383

The ultimate recoupment of costs carried forward for exploration and evaluation expenditure is dependent on the successful development and commercial exploitation or sale of the respective areas.

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Mining Tenements - at independent valuation					
Independent valuation brought forward		12,644,625	12,644,625	12,644,625	12,644,625
Cost of tenements acquired during the year		5,085,300	0	0	0
		17,729,925	12,644,625	12,644,625	12,644,625
Net revaluation increment		0	0	0	0
Less: Accumulated amortisation		0	0	0	0
Total mining tenements		17,729,925	12,644,625	12,644,625	12,644,625
Freehold Land and Buildings - at directors' valuation					
Carrying amount at beginning of year		518,548	518,548	518,548	518,548
Acquired in year		0	0	0	0
Carrying amount at end of year		518,548	518,548	518,548	518,548
Plant and Equipment					
Carrying amount at beginning of year		6,472,977	7,293,008	6,468,304	7,288,009
Additions during year		293,224	56,381	258,072	56,381
Disposals during year		0	0	0	0
Less: depreciation charged in year		(808,787)	(876,412)	(808,787)	(876,086)
Carrying amount at end of year		5,957,414	6,472,977	5,917,589	6,468,304
Carrying amount at end of year		5,957,414	6,472,977	5,917,589	6,468,304
		55,307,659	49,499,255	49,926,812	49,238,860

All Property, Plant and Equipment except exploration, evaluation and development expenditure was independently revalued to fair value as at 30 June 2002.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
11 PROPERTY, PLANT AND EQUIPMENT continued					
PROPERTY, PLANT AND EQUIPMENT CARRYING VALUES					
Exploration, Evaluation and Development expenditure at cost		32,244,760	31,006,093	31,989,038	30,750,371
Less: Accumulated amortisation		(1,142,988)	(1,142,988)	(1,142,988)	(1,142,988)
Carrying value at 30 June		31,101,772	29,863,105	30,846,050	29,607,383
Mining Tenements at Fair Value		17,729,925	12,644,625	12,644,625	12,644,625
Less: Accumulated amortisation		0	0	0	0
Carrying value at 30 June		17,729,925	12,644,625	12,644,625	12,644,625
Freehold Land and Buildings at Directors Valuation		518,548	518,548	518,548	518,548
Less: Accumulated depreciation		0	0	0	0
Carrying value at 30 June		518,548	518,548	518,548	518,548
Plant and Equipment at Fair Value		7,642,871	6,472,977	7,602,490	6,468,304
Less: Accumulated depreciation		(1,685,457)	0	(1,684,901)	0
Carrying value at 30 June		5,957,414	6,472,977	5,917,589	6,468,304
Total Carrying value		55,307,659	49,499,255	49,926,812	49,238,860
12 OTHER ASSETS: NON-CURRENT					
Security deposit against restoration costs lodged with Department of Natural Resources and Mines		504,257	500,304	500,304	500,304
Investments in subsidiary companies at cost		0	0	10,597,477	3
Total other assets - non-current		504,257	500,304	11,097,781	500,307
13 PAYABLES:					
CURRENT					
Trade creditors		1,139,513	533,768	974,893	351,687
Sundry creditors and accrued expenses		1,092,530	725,789	1,091,687	727,976
Amounts payable to wholly owned subsidiaries		0	0	254,878	0
Amounts payable to partly owned subsidiaries		0	0	132,044	0
		2,232,043	1,259,557	2,453,501	1,079,663
NON-CURRENT					
Amounts payable to wholly owned subsidiaries		0	0	0	210,003

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
14 INTEREST-BEARING LIABILITIES					
CURRENT:					
Unsecured liabilities Bank overdraft		0	0	0	0
Loans from director		333,238	103,238	333,238	103,238
Loans from specified director related entities		37,070	59,664	14,664	59,664
Loans from other related parties		0	0	0	0
Loans from unrelated parties		0	83,044	0	83,044
		370,308	245,946	347,902	245,946
Secured liabilities					
Loans from unrelated parties		7,490,514	7,490,514	7,490,514	7,490,514
Lease Liabilities		45,993	4,336	45,993	4,336
		7,536,506	7,494,850	7,536,506	7,494,850
		7,906,814	7,740,795	7,884,408	7,740,795
NON CURRENT:					
Unsecured liabilities Convertible Notes		1,661,500	0	1,661,500	0
		1,661,500	0	1,661,500	0
Secured liabilities Lease Liabilities		60,500	13,708	60,500	13,708
		1,722,000	13,708	1,722,000	13,708

Security for loan facility
The unrelated party loan facility extended to the company is secured by:

(i) a first registered fixed and floating charge over all assets and undertakings of the company; and
(ii) a first registered mortgage over all Mining Leases and Mineral Development Licences held by the company.

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
15 PROVISIONS: CURRENT				
Employee entitlements	220,422	137,851	158,845	137,851
Share Purchase Plan Refunds (refer note 16)	0	57,354	0	57,354
	220,422	195,205	158,845	195,205

At 30 June 2004 the economic entity and the company had 16 equivalent full time employees (2003: 15)

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
PROVISIONS: NON - CURRENT				
Restoration, rehabilitation and environmental	500,304	500,304	500,304	500,304
Employee entitlements	29,860	0	29,860	0
	530,164	500,304	530,164	500,304

The provision for restoration, rehabilitation and environmental work has been classified as a non-current provision as the obligation to perform such work will only arise on the cessation of mining. The provision, which has not been discounted to present value, is fully funded by a cash deposit of an equal amount held by the Queensland Department of Natural Resources and Mines.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	2004 Shares	Parent Entity 2003 Shares	2004 $	Parent Entity 2003 $
16 CONTRIBUTED EQUITY				
(a) Issued share capital				
Ordinary shares	418,672,412	317,013,299	68,373,305	55,052,965

(b) Movements in contributed equity of the company during the year ended 30 June 2004 were as follows:

Date	Details	Number of Shares	Issue / (Buy back) Price	$
	Taken to account at 30 June 2003 under share purchase plan. Shares subsequently issued in July 2003.	(526,407)		
23-July-2003	Conversion of options	435,500	8 Cents	$34,840
23-July-2003	Ordinary shares issued	9,531,444	12 Cents	$1,143,773
25-August-2003	Conversion of options	300,000	10 Cents	$30,000
25-August-2003	Conversion of options	265,000	8 Cents	$21,200
02-October-2003	Conversion of options	1,757,336	8 Cents	$140,587
29-October-2003	Ordinary shares issued	1,066,008	8 Cents	$85,281
08-December-2003	Conversion of options	2,309,477	8 Cents	$184,758
08-December-2003	Conversion of options	30,000	8 Cents	$2,400
20-January-2004	Conversion of options	3,920,000	8 Cents	$313,600
12-March-2004	Ordinary shares issued	73,086,027	Scrip for Scrip	$10,597,474
19-March-2004	Ordinary shares issued	5,282,301	18 Cents	$950,814
02-April-2004	Ordinary shares issued	136,020	18 Cents	$24,484
02-April-2004	Conversion of options	1,040,000	8 Cents	$83,200
08-June-2004	Conversion of options	2,500,000	10 Cents	$250,000
	Capital raising costs allocated against contributed equity			($15,664)
Total movement for year ended 30 June 2004		101,659,113		$13,320,340
Balance at 30 June 2004	418,672,412	0		$68,373,305

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Parent Entity 2004 $	Parent Entity 2003 $
16 CONTRIBUTED EQUITY continued		
OPTIONS FOR ORDINARY SHARES		
(a) The terms, amounts and number of ordinary shares of the company reserved for issuance under options and sales contracts are as follows:		
1. Number of 15 cent options on issue at 30 June, each convertible into one ordinary share	13,000,000	13,000,000
Exercise price	15 cents	15 cents
Expiry date	1 Jan 2005	1 Jan 2005
2. Number of 8 cent options on issue at 30 June, each convertible into one ordinary share		9,913,485
Exercise price		8 cents
Expiry date		9 Dec 2003
3. Number of 8 cent options on issue at 30 June, each convertible into one ordinary share		1,070,000
Exercise price		8 cents
Expiry date		17 March 2004
4. Number of 10 cent options on issue at 30 June, each convertible into one ordinary share		2,800,000
Exercise price		10 cents
Expiry date		30 May 2004

(b) Movements in the company's share options during the year ended 30 June 2004 were as follows:

Date	Details	Number of Options	Price	$
23-July-2003	Conversion of Options expiring 9 December 2003	435,000	8 Cents	34,800
25-August-2003	Conversion of Options expiring 30 May 2004	300,000	10 Cents	30,000
25-August-2003	Conversion of Options expiring 9 December 2003	265,000	8 Cents	21,200
02-October-2003	Conversion of Options expiring 9 December 2003	1,757,336	8 Cents	140,587
29-October-2003	Conversion of Options expiring 9 December 2003	1,066,008	8 Cents	85,281
08-December-2003	Conversion of Options expiring 9 December 2003	2,309,477	8 Cents	184,758
08-December-2003	Conversion of Options expiring 17 March 2004	30,000	8 Cents	2,400
09-December-2003	Lapse of Options expiring 9 December 2003	160,664	8 Cents	0
20-January-2004	Conversion of Options expiring 9 December 2003	3,920,000	8 Cents	313,600
02-April-2004	Conversion of Options expiring 17 March 2004	1,040,000	8 Cents	83,200
08-June-2004	Conversion of Options expiring 30 May 2004	2,500,000	10 Cents	250,000
		13,783,485		1,145,826
Number of options on issue at 30 June 2004, each convertible into one ordinary share:				
Exercise price 15 cents, expiry date 1 January 2005		13,000,000		

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
17 RESERVES					
(a) Composition:					
Asset revaluation reserve		12,024,824	12,024,824	12,024,824	12,024,824
Capital profits reserve		571,430	571,430	0	0
		12,596,254	12,596,254	12,024,824	12,024,824
(b) Movements:					
Asset revaluation reserve					
Balance at beginning of year		12,024,824	12,024,824	12,024,824	12,024,824
Balance at end of year		12,024,824	12,024,824	12,024,824	12,024,824
Capital profits reserve					
Balance at beginning of year		571,430	571,430	0	0
Balance at end of year		571,430	571,430	0	0

(c) Nature and purpose of reserves

Asset Revaluation
The asset revaluation reserve contains net revaluation increments and decrements arising on the revaluation of non-current assets.

Capital profits
Upon disposal of revalued assets, any revaluation increment standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve. Refer to accounting policy Note 1(c).

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
18 ACCUMULATED LOSSES					
Accumulated losses at beginning of year		(26,361,494)	(22,677,188)	(24,827,847)	(22,947,055)
Net loss for the year		(4,847,710)	(3,684,306)	(4,217,824)	(1,880,792)
Accumulated losses at the end of the year		(31,209,204)	(26,361,494)	(29,045,671)	(24,827,847)
19 COMMITMENTS FOR EXPENDITURE					
Finance Lease Commitments					
Payable:					
- not later than one year		57,180	6,499	57,180	6,499
- later than one year but not later than five years		66,660	16,247	66,660	16,247
Minimum lease payments		123,840	22,746	123,840	22,746
Less future finance charges		(17,347)	(4,702)	(17,347)	(4,702)
Total lease liability		106,493	18,044	106,493	18,044

The finance leases commitments are for finance leases over office equipment, motor vehicles and portable items of plant. The leases are on normal commercial terms and conditions and are for terms of between one and four years.

Exploration expenditure commitments
The economic entity and the parent entity have the following discretionary exploration expenditure commitments in respect of exploration and mining tenements to maintain current rights of tenure. These commitments may be reduced by renegotiation upon renewal of the tenements, or by relinquishment of tenure.

	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Payable:				
- not later than one year	231,000	290,000	231,000	290,000
- later than one year but not later than five years	972,000	1,173,000	972,000	1,173,000
	1,203,000	1,463,000	1,203,000	1,463,000

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Operating lease commitments					
Operating Lease Commitments in respect of non-cancellable operating leases contracted for but not capitalised in the financial statements					
Payable:					
- not later than one year		36,787	28,829	35,901	28,829
- later than one year but not later than five years		0	29,982	0	29,982
		36,787	58,811	35,901	58,811

The general terms of the operating lease commitments disclosed above are:

i. a non - cancellable property lease with an term of 3 years, of which 1 year remains. Rent is payable monthly in advance. Provisions within the lease agreement require that the minimum lease payments shall be increased by the lower of CPI or 4% per annum. An option exists to renew the lease for a further period of three years at the end of the lease term.

ii. Non - cancellable leases for rental of office equipment with initial terms of between 3 and 5 years. Rentals are payable monthly. The agreements do not contain escalation clauses. Options exist to renew the leases annually at the end of the lease term.

In order to maintain current rights of tenure to exploration tenements, the company is required to perform exploration work to meet the minimum expenditure requirements as specified by the Queensland government. These obligations are subject to renegotiation when application for renewal is made and at other times. The current year obligations have been met and exceeded. As a result, any further expenditure is either discretionary or subject to negotiation, and cannot be fully quantified.

20 POST BALANCE DATE EVENTS

In July 2004 the economic entity offered existing shareholders the opportunity to participate in a share purchase plan and acquire ordinary shares at 12 Cents. The offer closed on 31 August 2004. Total funds raised, before costs, were $2,140,000. The financial effect of the share purchase plan has not been brought to account in the financial statements.

The unrelated party loan facility of $7,490,514 (refer Note 14) has been extended to 31 March 2005.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

21 RELATED PARTY DISCLOSURES

i. Directors

The names of persons who were directors of Citigold Corporation Limited at any time during the financial year are as follows: J.J.Foley, M.J.Lynch,GJ Barns (resigned 26 May 2004) and Dr P Blood (appointed 26 May 2004).

ii. Remuneration of specified directors and specified executives

Specified Directors		Primary Salary and Fees $	Non-Monetary $	Super-annuation $	Post Employment Retirement Benefits $	Equity Options $	Other $	Total $
M.J Lynch -	2004	182,000	16,670	16,380 0	0	0	0	215,050
Managing Director	2003	182,000	9,711	16,380	0	0	0	208,091
J.J Foley -	2004	35,000	0	3,150	0	0	0	38,150
Non Executive Chairman	2003	35,000	0	3,150	0	0	0	38,150
G.J Barns -	2004	27,891	0	2,510	0	0	0	30,401
Non Executive Director	2003	30,000	0	2,700	0	0	0	32,700
Dr P.B Blood -	2004	0	0	0	0	0	0	0
Non Executive Director	2003	0	0	0	0	0	0	0
Total Remuneration	2004	244,891	16,670	22,040	0	0	0	283,601
Specified Directors	2003	247,000	9,711	22,230	0	0	0	278,941

Specified Executives		Primary Salary and Fees $	Non-Monetary $	Super-annuation $	Post Employment Retirement Benefits $	Equity Options $	Other $	Total $
R.J Shand -	2004	85,000	1,992	7,650	0	0	0	94,642
Company Secretary	2003	65,000	1,992	5,850	0	0	0	72,842
C.A.J Towsey -	2004	110,873	7,190	9,979	0	0	0	128,042
Chief Operating Officer	2003	110,873	8,839	9,979	0	0	0	129,691
R.P Russell -	2004	90,154	0	8,114	0	0	0	98,268
Corporate Accountant	2003	80,000	0	7,200	0	0	0	87,200
J.F Lynch -	2004	115,540	7,214	10,399	0	0	0	133,153
Site Senior Executive	2003	105,000	7,158	9,450	0	0	0	121,608
R.J Morrison -	2004	109,080	0	7,718	0	0	0	116,798
Exploration Manager	2003	101,180	0	7,718	0	0	0	108,898
Total Remuneration	2004	510,647	16,396	43,859	0	0	0	570,902
Specified Executives	2003	462,053	17,989	40,197	0	0	0	520,239

The remuneration of directors and executives is reviewed and set annually by the remuneration committee having regard to performance, relevant comparative information and independent expert advice. Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations. The remuneration of non-executive directors is determined by the board of directors within the maximum amount approved by the shareholders from time to time as set out in the parent entity's constitution.

iii. Ultimate controlling Company

In the opinion of the Directors at 30 June 2004 the ultimate controlling company of the group was Citigold Corporation Limited, a company incorporated in Australia.

Controlled Entities

The group consists of Citigold Corporation Limited and its controlled entities, Charters Towers Gold Pty Limited, Charters Technology Pty Ltd, Gold Management Pty Ltd, Gold Projects Pty Ltd, Great Mines Limited, Deeprock Mining Pty Limited, Charters Towers Mines Pty Limited and Charters Towers Gold FZCO. Details in relation to these controlled entities are set out in Note 22.

21 RELATED PARTY DISCLOSURES continued

iv. At balance date the parent entity had the following aggregate amounts payable and receivable to and from wholly owned subsidiary companies: Receivable - $1,952,828 ($1,254,000 at 30 June 2003); Payable - $254,878 ($210,003 at 30 June 2003). The balances represent interest free short term balances arising from the payment of operating expenses by, and on behalf of wholly owned subsidiary companies.

v. Directors' Equity Interests

As at 30 June 2004, the direct or indirect interest of directors of the parent entity (including interests held by directors personally related entities) in the equity instruments of the parent entity was as follows:

	Balance 01-July-2003	Received as Remuneration	Options Converted	Net change from other transactions	Balance 30-June-2004
Mr M.J Lynch	60,890,308	0	0	57,858,250	118,748,558
Mr J.J Foley	4,180,247	0	0	30,542,902	34,723,149
Mr G.J Barns	0	0	0	0	0
Dr P.B Blood	0	0	0	0	0

The net change from other transactions for Mr M.J Lynch includes 62,109,379 ordinary shares acquired by Mr M.J Lynch and his director personally related entities as a result of the scrip for scrip acquisition of Great Mines Limited by Citigold Corporation Limited (refer note 22(b)). At 30 June 2004 Great Mines Limited was a wholly owned subsidiary of Citigold Corporation Limited.

The net change from other transactions for Mr M.J Lynch and his director personally related entities includes 124,875 ordinary shares acquired for 12 cents by Mr M.J Lynch and his director personally related entities in July 2003 under a share purchase plan open to all shareholders of the company on equal terms.

The net change from other transactions for Mr J.J Foley and his director personally related entities includes a total of 30,795,902 ordinary shares in Citigold Corporation Limited held by Great Mines Limited and Charters Towers Mines Pty Limited. Mr J.J Foley is deemed to have an interest in those shares by virtue of being a director of those companies. At 30 June 2004 Great Mines Limited and Charters Towers Mines Pty Limited were subsidiaries of Citigold Corporation Limited.

All other dealings by directors and director personally related entities in the equity instruments of the parent entity were effected by way of normal market dealings and as such were on normal arms length terms.

As at 30 June 2004, the direct or indirect interest of directors of the Company (including interests held by directors personally related entities) in the options to acquire ordinary shares of the parent entity was as follows:

	Balance 01-July-2003	Received as Remuneration	Options Converted	Net change from other transactions	Balance 30-June-2004
Mr M.J Lynch	8,000,000	0	0	0	8,000,000
Mr J.J Foley	5,000,000	0	0	0	5,000,000
Mr G.J Barns	0	0	0	0	0
Dr P.B Blood	0	0	0	0	0

The options held by directors and director related entities at 30 June 2004 were approved by shareholders at the annual general meeting on 14 December 2001.

The options are vested and are exercisible on 1 January 2005. No options were granted to, or exercised by directors during the reporting period or prior reporting period. Using the binomial method the options were valued at 4.2 cents at reporting date.

vi. Other Transactions of Directors and Director-Related entities

The father of a director, Mr M J Lynch, in a personal capacity was paid fees for caretaker services and attending to shareholder relations on behalf of Citigold Corporation Limited. The fees paid to Mr Lynch snr were based on normal commercial terms and conditions.

Mr JJ Foley is a director of Total Commitment Pty Limited and has the capacity to significantly influence decision making of that company. During the year ended 30 June 2004 Citigold Corporation Limited paid consultancy fees on normal terms and conditions to Total Commitment Pty Limited.

Mr G Foord, a director of Gold Management Pty Limited (a wholly owned subsidiary company) was paid consultancy fees on normal commercial terms throughout the year in his capacity as project manager of the Brilliant Gold Reef Project.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

21 RELATED PARTY DISCLOSURES continued

Aggregate amounts of each of the above types of other transactions (excluding remuneration) with directors and their director-related entities:

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Caretaker and shareholder relation fees		66,000	48,000	66,000	48,000
Consultancy fees		270,000	270,000	270,000	150,000
Royalties and lease payments		70,000	120,000	70,000	120,000

During the year ended 30 June 2004 and 30 June 2003 Mr MJ Lynch, a director, Mr JJ Lynch (Mr MJ Lynch's father) and Great Mines Limited (a company controlled by Mr JJ Lynch) made short term unsecured loans to the company. These loans were made on normal commercial terms and conditions. The balances at 30 June were as follows:

Amount outstanding at 30 June to Directors and Director Related Entities

	Note	Economic Entity 2004 $	Economic Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
Mr MJ Lynch		333,238	103,238	333,238	103,238
Mr JJ Lynch		9,664	9,664	9,664	9,664
Great Mines Limited		0	50,000	0	50,000

The aggregate interest expense for the year ended 30 June 2004 in respect of these loans was $27,467.51 (2003: $24,723)

vii. Specified Executives Equity Interests

As at 30 June 2004, the direct or indirect interest of the specified executives of the consolidated entity (including interests held by specified executives personally related entities) in the equity instruments of the Company was as follows:

	Balance 01-July-2003	Received as Remuneration	Options Converted	Net change from other transactions	Balance 30-June-2004
R.J Shand	0	0	0	29,675,596	29,675,596
C.A.J Towsey	82,000	0	0	79,750	161,750
R.P Russell	0	0	0	0	0
J.F Lynch	60,421,416	0	0	57,792,250	118,213,666
R.J Morrison	116,000	0	0	35,000	151,000

The net change from other transactions for J.F Lynch and his specified executive personally related entities includes 62,109,379 ordinary shares acquired as a result of the scrip for scrip acquisition of Great Mines Limited by Citigold Corporation Limited (refer note 22(b)).

The net change from other transactions for J.F Lynch and his specified executive personally related entities includes 124,875 ordinary shares acquired for 12 cents by executive personally related entities in July 2003 under a share purchase plan open to all shareholders of the company on equal terms.

The net change from other transactions for R.J Shand and her personally related entities includes a total of 29,675,596 ordinary shares in Citigold Corporation Limited held by Great Mines Limited . R.J Shand is deemed to have an interest in those shares by virtue of being a director of Great Mines Limited.

The net change from other transactions for C.A.J Towsey and his specified executive personally related entities includes 88,861 ordinary shares acquired for 12 cents by executive personally related entities in July 2003 under a share purchase plan open to all shareholders of the company on equal terms.

The net change from other transactions for R.J Morrison and his specified executive personally related entities includes 25,000 ordinary shares acquired for 12 cents by executive personally related entities in July 2003 under a share purchase plan open to all shareholders of the company on equal terms.

All other dealings by specified executives and their personally related entities in the equity instruments of the parent entity were effected by way of normal market dealings and as such were on normal arms length terms.

The following interests in the equity instruments of the parent entity are common to M.J Lynch (director, including his director personally related entities) and J.F Lynch (specified executive including his personally related entities) and are therefore duplicated in the directors interests and specified executives interests in equity instruments:

Balance at 1 July 2003	60,320,138
Net change from other transactions	57,792,250
Balance at 30 June 2004	118,312,388

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

22 INVESTMENT IN CONTROLLED ENTITIES

a) Controlled entities	Country of Incorporation	Class of Shares	Equity Holding 2004 %	2003 %	Incorporated
Charters Towers Gold Pty Ltd	Australia	Ordinary	100	100	5th October 1995
Charters Technology Pty Ltd	Australia	Ordinary	100	100	13th January 2000
Gold Management Pty Ltd	Australia	Ordinary	100	100	28th January 2000
Gold Projects Pty Ltd	Australia	Ordinary	100	100	25th January 2000
Great Mines Limited	Australia	Ordinary	100	0	19th March 1984
Deeprock Mining Pty Limited	Australia	Ordinary	81.2	0	18th June 1984
Charters Towers Mines Pty Limited	Australia	Ordinary	91.5	0	14th March 1984
Charters Towers Gold FZCO	UAE	Ordinary	100	100	11th December 2002

b) Controlled entities acquired
On 31 January 2004 the parent entity acquired 100% of the share capital of Great Mines Limited for a purchase consideration of $10,597,474.
The purchase consideration was a scrip for scrip exchange with two shares in Citigold Corporation Limited shares being offered for three shares in Great Mines Limited.
At 31 January 2004 Great Mines Limited held 81.2% of Deeprock Mining Pty Limited and 91.5% of Charters Towers Mines Pty Limited.

23 FINANCIAL INSTRUMENTS

Consolidated
Interest Rate Risk Exposures
The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

	Notes	Floating interest rate $	Fixed interest maturing in 1 year or less $	over 1 to 5 years $	Non-interest bearing $	Total $
2004						
Financial assets						
Cash assets	7	717,188	0	0	0	717,188
Security deposits	12	504,257	0	0	25,224	529,481
		1,221,445	0	0	25,224	1,246,669
Weighted average interest rate		5.00%				
Financial liabilities						
Payables	13	0	0	0	2,232,043	2,232,043
Interest-bearing liabilities	14	0	7,906,814	1,722,000	0	9,628,814
		0	7,906,814	1,722,000	2,232,043	11,860,858
Weighted average interest rate		8.02%				
2003						
Financial assets						
Cash assets	7	554,247	0	0	0	554,247
Security deposits	12	500,304	0	0	17,934	510,404
		1,054,551	0	0	17,934	1,064,651
Weighted average interest rate		4.33%				
Financial liabilities						
Payables	13	0	0	0	1,259,557	1,259,557
Interest-bearing liabilities	14	0	7,740,795	13,708	0	7,754,503
		0	7,740,795	13,708	1,259,557	9,014,060
Weighted average interest rate		7.06%				

The carrying amounts and net fair values of financial assets and liabilities at balance date are equal.

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

24 SEGMENT INFORMATION

Business Segments - Primary reporting
The consolidated entity and the parent entity operate in the following single business segment:

Gold mining exploration and development
Exploration and development of the Charters Towers goldfield.

Geographical Segments - Secondary reporting
The consolidated entity operates solely within Australia, the segment data reported under primary reporting is therefore attributable to a single geographical segment.

Primary consolidated segmental reporting

	Exploration and development		Unallocated		Consolidated	
	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$
External Revenue	989,366	35,120	0	12,955	989,366	48,075
Segment result	(4,847,710)	(3,013,546)	0	(670,760)	(4,847,710)	(3,684,306)
Segment depreciation and amortisation	(808,787)	(876,412)	0	0	(808,787)	(876,412)
Segment total other non-cash expenses	0	0	0	0	0	0
Segment assets	62,539,979	50,997,294	0	0	62,539,979	50,478,746
Segment liabilities	12,611,444	9,709,569	0	0	12,611,444	9,709,569
Total amount for the acquisition of segment assets expected to be used for more than one annual accounting period	6,617,191	1,451,382	0	0	6,617,191	1,451,382

25 CONTINGENT LIABILITIES

During the accounting period the entity entered into an agreement with the trustee of an unrelated unit trust to pay future royalties from gold production. The consideration received for the royalties payable in the future has been recorded as revenue.

The amount and timing of any payments by the entity is contingent on a number of future events and circumstances, such as the future price of gold and the timing and amount of gold production. The effect of these circumstances cannot be accurately predicted at the date of signing these financial statements. In general terms the minimum amount payable under the agreements is nil and the maximum amount payable is 1.4% of the value of 40,000 ounces of gold plus $1 million.

26 GOING CONCERN

The financial statements have been prepared on a going concern basis. As in previous financial periods the ability of the economic entity to meet its expenditure commitments and progress with its exploration program is dependent upon continued capital raising.

DIRECTOR'S DECLARATION

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

The directors declare that the financial statements and notes are in accordance with the Corporations Act 2001 and:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements in Australia;
(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and
(c) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.



J J Foley
Director
September 30, 2004



M J Lynch
Director
September 30, 2004

NEXIA
COURT
&CO


NEXIA
INTERNATIONAL

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF CITIGOLD CORPORATION LIMITED

CHARTERED
ACCOUNTANTS

ABN 71 502 156 733

Level 29, Australia Square,
264 Geroge Street
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
DX10156, Sydney Stock Exchange
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes to the financial statements (notes 1 to 26), and the directors' declaration for Citigold Corporation Limited (the "company"), for the year ended 30 June 2004. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controls.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Inherent Uncertainty regarding Continuing Operations

Under the terms of repayment, the loan of $7490513 by Princeton Economics International Ltd (in provisional liquidation) is due 31 March 2005. The total loan, as with operations generally, will sought to be repaid from the proceeds of proposed issues and other finance. However, if there is a shortfall, the loan will need to be refinanced, as will operations generally. The directors are confident there will be no shortfall.

As the certainty of proceeds arising from the various avenues is not yet known, it is uncertain what may be the effect for the continuing operations of the company and hence the consolidated entity.

Audit Opinion

In our opinion, the financial report of Citigold Corporation Limited is in accordance with:

a the Corporations Act 2001, including:
i giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and
ii complying with Accounting Standards and the Corporations Regulations 2001; and

b other mandatory professional reporting requirements in Australia.

Stuart H. Cameron

Nexia Court & Co
Chartered Accountants
Sydney

Stuart H Cameron
Partner



CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this Report.

1. SHAREHOLDINGS AS AT 28 SEPTEMBER, 2004
Distribution of members and their holdings:

Number Held	Number of Shareholders Ordinary Shares*
1 – 1,000	1,214
1,001 – 5,000	1,345
5,001 – 10,000	987
10,001 – 100,000	2,331
100,001 and over	586
	6,463

* The number of shareholders holding less than a marketable parcel of $500 was 1,879 based on a market price of 17 cents at 28 September, 2004.

Name	Number of Shares	% of Issued Share Capital
James Joseph Lynch	68,534,983	15.70
Great Mines Limited	29,425,596	6.74
Underwriting and Mining Investment Corporation Pty Ltd	9,436,940	2.17
William Jangsing Lee	8,965,132	2.05
Mr Ian Robert McPherson & Mrs Ann Elizabeth McPherson (O'Malley Park a/c)	7,208,857	1.65
Rosa and Sons Investments Pty Ltd (Rosa & Sons Const S/Fund a/c)	6,075,382	1.39
Mr Sidney John Reynolds & Mrs Antoinette Marie Rees	5,803,500	1.33
John Francis Lynch	5,739,090	1.32
Miss Lily Lee	5,268,800	1.21
Parkes Holdings Pty Ltd	4,000,000	0.92
Prime Impact Pty Ltd	3,895,413	0.89
Westpac Custodian Nominees Ltd	3,376,102	0.77
Share the Dream Pty Ltd	3,034,866	0.70
JFO Investments Pty Ltd	3,021,984	0.69
Dr David Michael Wentworth Evans	2,918,291	0.67
ANZ Nominees Limited	2,841,305	0.65
Ms Joanne Christine Codling	2,468,291	0.57
Willan Holdings Pty Ltd (UT a/c)	2,210,891	0.51
Bevillesta Pty Ltd (Beville Exec Super Fund a/c)	2,122,436	0.49
Mrs Maria Szabo & Mr Gyula Szabo	2,000,000	0.46
	178,347,859	40.88

CITIGOLD CORPORATION LIMITED (PREVIOUSLY CHARTERS TOWERS GOLD MINES LIMITED) AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2004

SUBSTANTIAL SHAREHOLDERS

Shareholders appearing on the Company's register of substantial shareholders as at 28 September, 2004 are as follows:

	Ordinary Shares	
	Number	Percentage
James Joseph Lynch	68,534,983	15.70
Great Mines Limited	29,475,596	6.74
Underwriting and Mining Investment Corporation Pty Ltd	9,936,940	2.17

Voting rights
The voting rights attached to each class of security are set out as below:

Ordinary Shares: On a show of hands every member present in person or proxy shall have one vote and upon a poll each share shall have one vote.

2. CORPORATE GOVERNANCE
See the Corporate Governance section contained in the Annual Report.

3. OFFICES AND OFFICERS
For corporate directory details of offices and officers refer inside cover of the Annual Report.

4. RESTRICTED SECURITIES
At the time of this report there are 56,163,411 ordinary shares classified as restricted securities.

5. STOCK EXCHANGE LISTING
The only stock exchange on which the Company has securities quoted is the Australian Stock Exchange Limited.

6. SUMMARY OF MINING TENEMENTS & AREAS OF INTEREST as at 28 September, 2004
The Charters Towers Gold Project is operated solely by Citigold Corporation Limited. The company has a 100% control of the following mining tenements held by the Charters Towers Gold Project:

EPM 8150	MDLA 251	ML 1432	ML 10048
EPM 8563	MDLA 252	ML 1433	ML 10050
EPM 8564	MDLA 267	ML 1472	ML 10091
EPM 10593	ML 1343	ML 1488	ML 10093
EPM 10861	ML 1344	ML 1490	ML 10193
EPM 11067	ML 1347	ML 1491	ML 10196
EPM 13106	ML 1348	ML 1499	ML 10208
EPM 13182	ML 1385	ML 1521	ML 10222
EPM 13453	ML 1387	ML 1545	MLA 10281
EPM 13931	ML 1398	ML 1548	MLA 10282
EPM 13932	ML 1407	ML 1549	MLA 10283
EPMA 14541	ML 1408	ML 1585	MLA 10284
EPMA 14542	ML 1409	ML 1586	MLA 10285
EPMA 11658	ML 1424	ML 1587	
EPMA 12085	ML 1428	ML 1735	
MDL 116	ML 1429	ML 10005	
MDL 118	ML 1430	ML 10032	
MDL 119	ML 1431	ML 10042	

ML Mining Lease
MDL Mineral Development Licence
EPM Exploration Permit Minerals
MLA Mining Lease Application
MDLA Mineral Development Licence Application
EPMA Exploration Permit Minerals Application

TO ACCOMPANY THE 2004 ORE RESERVE AND MINERAL RESOURCE STATEMENT

RESERVE AND RESOURCE CHANGES SINCE LAST YEAR'S REPORT

Resource Number	Resource Name	JORC Code Category	Change to Contained Ounces Au	Comments
C2	Sunburst	Inferred	42,852	Reworked to use 6 of 14holes (42.86%Payability) no top cut and no log-Probable DH Mean
C3&C26	Queen	Inferred	-45,731	Queen split into C03 (Queen West) and C26 (Golden Gate) and reworked
C5	Brilliant			
	East	Inferred	-311	Rounding error from split off of GML in 2003
C7	Caledonia			
	Extended	Inferred	-4,427	Revised post Significant Intercepts and Assay Grade methodology changes and redefined shapes.
C23	Columbia	Inferred	-5,859	Modified to match Significant Intercepts Table and include CTRC644
E1	Washington	Indicated	-1,296	
		Inferred	1,273	Resource down graded from Indicated to Inferred
E3	Warrior		2,520	
	East	Probable	163	New block model, and work on mining methodology for conversion to reserves. Inferred 25m radius WERC022 less part already in block model
E5	Washington South	Inferred	6,455	New resource based on 40m radius from 99WARC163
Overall Change in Resources		-6,736		
Overall Change in Reserves		2,520		

ASSESSMENT CRITERIA

1. SAMPLING TECHNIQUES AND DATA

Drilling techniques

Surface drilling was carried out by independent drilling contractors. From 2000 to 2004 the company used a number of different surface rigs for both Reverse Circulation (RC) and Diamond drilling. Diamond core tails were drilled from some RC holes to test ore zones. Drilling within the Central (City) urban area was undertaken using a quiet electro-hydraulic LM110 drill rig drilling HQ and NQ core.

Logging

All drill core and RC chips were logged on site by university degree-qualified geologists, (most with two or more years experience). Drill core is photographed and geotechnically and structurally logged. Base of oxidation and, where possible, depth to water was recorded for all holes.

Drill sample recovery

Reverse circulation sample recoveries were estimated by bag volumes, and recoveries generally exceeded 90% in the mineralised zones of most holes. Diamond-drill core recovery was measured by tape from drillers' blocks and usually exceeded 95% through the mineralised zones.

Other sampling techniques

Previous costean, stope and development sampling was by hammer, or hammer & chisel channel sampling averaging 2.5 kg samples of mineralised material. Individual lode splits and alteration zones were usually sampled separately. Standard sampling procedures were established.

Sub-Sampling techniques and sample preparation

Reverse circulation (RC) drill holes were sampled every metre by collection of the sample in a dust suppressed cyclone. RC drilling samples were normally 3 to 5 kg sub-sampled either by riffle splitting, or systematic spear sampling. Riffle split ratios were normally 25:75. This procedure splits the sample down to sub samples of 5kg or less. Normal RC drilling procedure was for the drilling bit to be lifted off the bottom of the hole and the hole blown clear between adjacent sample runs at the end of each 6m rod. As a general rule 5m spear samples were composited from the bulk bags and sent for assay. Individual 1m samples for any anomalous composite assay zones, and any specific intervals chosen by the geologists were also sent for assay.

Diamond-drill core samples were cut by diamond-saw with half-core samples assayed of discreet geological intervals. These typically produce 0.6kg of sample per 0.1 m of NQ size half core. Alteration zones were sampled separately from vein material. Diamond drill core sizes were usually NQ (48mm diameter core).

TO ACCOMPANY THE 2004 ORE RESERVE AND MINERAL RESOURCE STATEMENT

Quality of assay data and laboratory tests

The samples were assayed in 2000-2004 by commercial laboratories using 50g fire assays on 200g sub-samples riffle-split from dried crushed primary samples. The entire sample was pulverised to a nominal 85% of –80 mesh (75 micron) before splitting out the sub-sample. Assay blanks and standards were run by the commercial laboratories as part of their quality assurance procedures, usually two standards, five replicates and one reagent blank in every batch of 50 or 84 samples. The standards & blank are for internal use and depending on the laboratory, may not have been routinely reported to the client unless requested. Replicate (repeat) assays were reported to the company. At times all samples returning an initial assay greater than 1 g/t Au have been re-assayed. Inter-laboratory comparisons are run periodically which indicate an assay precision of better than ±15% of the mean. Duplicate samples have a precision of ±10%, which is within normal limits.

Assay grades, and therefore any estimate of contained ounces, should be regarded as ±10%. Lead assays, useful as an indicator of gold mineralisation in the Charters Towers field, were determined by commercial laboratories, using a perchloric acid digest and flame AAS method. More recent work has shown the value of additional element assay in the search for mineralised zones. Since 1999 routine multi-element ICP analyses using aqua regia digest have been undertaken to assist definition of mineral zonation and to investigate any high sulphide areas. Previous auger samples were assayed for low level detection gold by solvent extraction graphite furnace AAS on 50g samples digested in aqua regia. A number of samples, both from drilling and field sampling were also assayed, using ICP for a range of other elements, 7 to 36 depending on the sample. Where more precise multi-element assays were required a four acid "near total" digestion is used, HF-HNO3-HClO4 acid digestion and HCl leach.

Verification of sampling and assaying

Samples were gathered in the field or at the rig by a geologist and a geological technician. RC drill samples are riffle split at the rig by the independent drilling company's driller's offsider and company field technicians. Diamond-drill core was cut at the company's core yard at Nagle Street. Samples were bagged on site and then transported to a commercial laboratory in Townsville. Assaying was done by the commercial laboratory and results sent to the company by email, fax, and mail. The supervising and senior geologists made regular visits to drilling sites, to ensure correct sampling procedures were being followed. Twinning and wedging of drill holes was not done on a regular basis, although it has been carried out locally, especially in areas where mineralisation was confidently expected but returned low assays. Anomalous samples were re-sampled where required following further inspection by the project geologist.

Location of data points

During the period 2000-2004, drill collars were picked up by either a professional surveyor, or by differential Global Positioning System (DGPS) receivers. Some holes prior to 2000 were picked up by standard GPS receivers with a claimed precision of 3 to 10m. All diamond and most RC drill holes post 2000 were surveyed downhole for azimuth and dip by borehole camera at 30 or 50m intervals. All recent City area core was oriented with core orientation devices supplied by the drilling contractor. Mine sample points were located by tape (or laser survey) and compass from surveyed pins. Old Imperial mine plans were drawn up between 1870 and 1917 by licensed mining surveyors, and old records indicate a survey closure error of less than 1 in 5000 (i.e. ±200mm in one kilometre) in chainage and, in the bearings, less than one minute of arc per 1,000' of underground survey (i.e. ±292mm offset in one kilometre). Measurements plotted on the old plans are reported to one decimal of a foot and one minute of arc. Results used from these plans, when checked against recent survey work, have been within acceptable limits. All post 2002 rock chip and soil sample locations have been located by 12 channel GPS or by DGPS. Previous sample locations were mostly with reference to surveyed field grids.

Data density

Exploratory drilling during the last 2 years has mainly been on a prospect scale, with 2 or more holes at approximately 50m spacing on section lines approximately 200m apart. Earlier drilling targeted known vein systems outlined by surface outcrop mapping, old mine plans, costeaning and pickups of old shafts and prospecting pits. Holes were spaced at intervals of 100m to 500m apart where the vein system was confidently expected. Underground drilling was on nominal 50m spacing from the Central Decline. The Warrior East Ore Reserve was estimated based on holes at nominal 25m centres.

Audits or reviews

Assay duplicate precision has been audited and found to be within ±10% of the mean value, which is within acceptable limits for commercial assays. Selective re-assay of samples was undertaken following inspection of results where particularly high or anomalous assays were noted. Assay results were reviewed statistically, by cumulative frequency plots and histograms, and log normality of data sets was established for the mineralised zones. The database has been audited by two independent consultants. A masters thesis is currently being undertaken reviewing the assay data statistics in a number of areas.

TO ACCOMPANY THE 2004 ORE RESERVE AND MINERAL RESOURCE STATEMENT

2. ESTIMATION AND REPORTING OF MINERAL RESOURCES

Mineral tenement and land tenure status

The company owns, controls, or has under application, 57 Mining Leases, Mineral Development Licences and Exploration Permits Minerals. The tenements are professionally managed by Tenement Administration Services (TAS), based in Brisbane, who issue a monthly tenement update. Tenements were audited in May 1998 by KPMG, and declared by KPMG to be in good standing with all necessary operating permits in place, including the Environmental Management Overview Strategy (EMOS). All granted tenements are worked under current Environmental Authorities All tenements are either granted with expiry dates beyond June 2004, or have had renewal applications lodged and are awaiting State Government Department approval.

Native title is believed to be extinguished under the existing granted Mining Leases and Mineral Development Licences. The Exploration Permits cover leasehold, Miner's Homestead Perpetual Leases and freehold land. The majority of the Mineral Resources listed in this report are under granted Mining Leases. There is a reasonable expectation that necessary approvals will be received to develop prospects under Exploration Permit. Native title status is being investigated but is not seen as an inhibiting factor for future mining. Negotiations are currently under way with Native Title claimants in the area to expedite current and future tenement applications.

Exploration undertaken by other parties

The drilling database includes:

- 1993 Mt Leyshon Gold Mines Ltd extensions to CRA diamond drill holes in the Central 3 and Central 5 areas.
- 1991 Diamond and RC drilling by PosGold in a joint venture with Charters Towers Mines NL that covered the Central 8 and Central 7 areas.
- 1981-84 Diamond-drilling by the Homestake/BHP joint venture on the Central 1 area,
- 1975, 1981-82, and 1987 Diamond and RC drilling on Central 2 and 3 on the Sunburst leases by A.O.G., CRA and Orion respectively.

Much of the diamond-drill core from these programs is held by the company at the Citigold processing plant site and the Nagle Street core yard. This core is available for re-assaying and re-logging. A large library of RC drill hole cuttings is similarly available at the Nagle St core yard.

Geology

The mineralisation included in the Mineral Resource estimate is of the Charters Towers type, comprising mesothermal narrow veins of quartz containing gold and sulphide minerals including galena, sphalerite and pyrite. The veins are usually less than one metre thick, but have strike lengths of from several hundred metres and up to two kilometres in the Central area. The Central lodes have been mined down dip for up to 928 metres (vertically). Host rocks for the mineralisation are the Towers Hill Granite, the Hogsflesh Creek Granodiorite, the Alabama Diorite and the Millchester Creek Tonalite of Ordovician and Devonian ages. Minor mineralisation also occurs in the Neo-Proterozoic Charters Towers Metamorphics.

Database Integrity

All drill hole assay data received from the laboratories by e-mail was loaded directly into spreadsheets without any retyping. These files were then uploaded to the database via Surpac, while the original e-mailed assay file was retained. Surpac runs an automatic validation procedure to ensure there are no double entries for sample numbers or overlapping of downhole intervals and prints an error report for any problems found. For drill holes, a hole path was plotted with assay data and visually scanned. The first assay received was normally accepted and subsequent repeat and check assays were used for QA/QC evaluation. However if a major discrepancy was noted between the first and subsequent assays a decision was made whether the original assay was used for resource estimation, or whether the first duplicate assay or an arithmetic average of all duplicate results was used. Drill hole collar coordinates and downhole surveys were entered manually by one geologist and then cross-checked by another, then a hole path was plotted and examined. Assay data was validated by plotting and checking against assay sheets if data was manually entered, and hole collars and paths were validated by plotting in plan and section to ensure coordinates have been accurately entered. Data entered since mid 1998 is regarded as accurate. Validation of earlier data is continuing as required.

Geological interpretation

Geological interpretation is normally based on detailed 1:5,000 or 1:2,000 scale geological mapping controlled by surveyed grid, interpretation of detailed aeromagnetic data, aerial photo interpretation and published geological maps and reports from government sources. Old mine plans at 1":40' (1:480) have been digitised, showing detailed workings and stopes down to a local maximum 928m vertical depth. Most of the historic workings were driven on lode. Grades within the ore shoots were highly variable and were selectively mined prior to 1917 above a cut off estimated at about 9 metre-grams/tonne. No mining by averaging of grades was attempted, and blank zones (less than 9 m*g/t) made up about 30% of the lode. Modern mining practices will average grades over larger areas at a lower cut off grade. The presence of cross-veins, sub-parallel to the main direction of drilling and small isolated pods of high-grade material, will probably result in some mineral resource estimates being conservative. Geological interpretation of drilling results was based on interpolation between holes and old workings, from detailed mine maps. Relogging was undertaken where uncertainties were encountered.

TO ACCOMPANY THE 2004 ORE RESERVE AND MINERAL RESOURCE STATEMENT

Estimation and modelling techniques

Where drilling is widely spaced, estimation has been done by 3D long-section methods using Surpac. The boundaries were extended to half the distance between holes up to a maximum of 100m away from the hole. Where more than 30 assay values were available, a cumulative frequency plot has been used to confirm log-normality in metre-grams/tonne.

Where data densities were greater, the ore bodies were modelled in Surpac and wire-framed to create geological solids (digital terrain models or DTM's) within which a block model was constructed. Block dimensions vary with the particular deposit. Blocks which cross the DTM boundary were clipped and constrained within the DTM. More recent work involved the use of variograms, kriging and indicator kriging. Kriging can tend to smear values across the hangingwall and footwall so geological boundaries were tightly constrained. If boundaries are not constrained it can lead to overestimation of tonnage, dilution of grade and creation of false ore blocks outside the vein. For these reasons the Block Model has been oriented to the nominal structure and the block size was based on the width of the ore body.

The Warrior East orebody was modelled using indicator kriging to distribute grades inside a rotated model. The minimum block size for the resource model is 1m x 1m x 0.5m and the grade has only been interpolated within a (3DM) wire frame of the structure. Only the grades that fell within the wire frame were used in the interpolation. The resources were then calculated using drillhole assays to bulk the sample to 1m true width, or where assaying of the entire 1m width was not undertaken, dilution was added at an assumed grade of zero g/t Au .

Geostatistical analysis was undertaken in 1998 by external consultants on the No.2 Cross Vein, a zone mined from the Central Decline in the City. This used 1,549 channel face samples from underground development and stopes 1. The intersections were converted to metal accumulations, grade x width (metre-grams/tonne), and log variograms were used to estimate spatial continuity. These gave a nugget effect of between 0.3 and 0.4 (within normal expectation), a strike continuity between 80∞ and 100∞ and a continuity range of 17m in this direction. The shortest range was found to be perpendicular to the strike and is 2m. The statistics indicated an average width of 0.4-0.5m. The grade continuity of 17m is less than the width continuity of 25m. The average diluted grade at 1.2m width was between 3.92 and 4.20 g/t. A masters thesis further reviewed the variography in 2001. A second masters thesis is underway with emphasis on implications for future sample program design to meet various JORC Code resource category requirements.

Factors Used in Mineral Resource Estimation

Charters Towers gold was produced from sulphidic quartz reef ore shoots within sheet-like mineralised fissures (lodes). Fissures often contained more than one shoot. There is good geological continuity of the mineralised fissures, relative homogeneity of the host granitoids, and a consistent structural control on the mineralisation. The whole system appears to have opened up in one geological mineralising event.

Due to the wide spaced nature of the drilling in the central area Citigold has used payability factors to estimate the proportion of the mineralised fissures that were economically mined. The factors are based on the assumption that ore shoots on individual fissures will repeat at depth in the same proportion as that which occurred in the historically explored and mined area underground. To establish this, the old mined (stoped) ore shoots were compared to the area of the fissure outlined and explored underground by many kilometres of sinking and driving on lode. Extensions to the mineralised fissures have been defined by drilling, and tonnages of resources estimated by applying the payability factor to estimate the proportion of the fissure that is likely to be mined. Such payability factors are commonly used in other narrow sheet-vein mining operations in Africa, Australia and Fiji with good correlation between estimates and actual production.

The drill intersections, when converted to grade-width intervals in metre-grams of gold per tonne (m*g/t Au), show a logarithmic distribution. In most cases, if an arithmetic average is used an incorrectly low estimate of grade is often obtained because of the predominance of low tenor, near modal values. Incorrectly low estimates are also obtained if a severe or arbitrary top cut is applied to assays. Where drilling data is relatively sparse, grade was estimated partly on the statistical logarithmic distribution of deep drill intersections, and partly on in-block drill intersections. Grades above the cut-off were partitioned to get the average grade to apply to the tonnages defined by the payability factors, using the methods outlined in Sinclair (1976), Krige (1977), Storrar (1981) and Wellmer (1988). The method used at Charters Towers has been audited and accepted by external independent consultants.

References:

Krige D G, 1977. Applications of statistics in ore valuation in South Africa. AMF Workshop Course Notes 83/77. AMF, Adelaide (Unpubl.)

Sinclair, A J, 1976. Applications of probability graphs in mineral exploration, Assoc. Expl. Geochemists; Special Volume 4. ProPrinters BC Ltd, Vancouver.

Storarr, C D, 1981. South African Mine Valuation. Chamber of Mines of South Africa, Johannesburg.

Wellmer, F-W, 1998. Statistical Evaluations in Exploration for Mineral Deposits. Springer-Verlag, Berlin Heidelberg.

Morrison R J, Storey N J M, & Towsey C A J, 2004. Management of Geological Risks associated with Quartz Reef Gold Deposits, Charters Towers, Queensland. EGRU Contribution No. 62, James Cook University, Townsville Qld.

TO ACCOMPANY THE 2004 ORE RESERVE AND MINERAL RESOURCE STATEMENT

Cut-off grades

For Mineral Resources estimates of potential open pit mineable mineralisation, a metal accumulation cut-off of 1 or 1.5 metre x g/t Au was used (mineralisation above 100m vertical depth). For potential underground mineable mineralisation a metal accumulation cut off of and 4 or 5 ETW (estimated true width) metre x g/t Au was used (typically mineralisation below 100m vertical depth). Assays were converted to metal accumulations (ETW metre x g/t Au) where the assay interval is less than one metre, as the minimum mining width is expected to be in the order of one metre.

External consultants in early 1998 quoted a breakeven grade of 4.4g/t Au (excluding capital development) based on a gold price of Aus$444/oz (US$300 and 0.675c exchange rate) for underground fill mining. A later estimate of cut-off grade for underground longhole stoping was 5.3g/t based on $68/t ROM mining cost (including processing and transport), 92% mill recovery, 1.6% gold royalty, and an Aus$444/oz gold price. At 95% mill recovery the cut-off grade would be 5.1 g/t. The current gold price of Aus$555/oz (August2004) would further reduce this breakeven grade to approximately 4.1g/t.

Later work by Citigold suggests a breakeven of 6 g/t for the City Lodes in areas close to the Central Decline. For the Central (City Lode) areas, a metal accumulation cut-off of 4 m.g/t Au was used for Mineral Resource estimation so as to minimise exclusion of blocks with potential for future economic extraction. More recent calculations for the Warrior East Orebody were based on a gold price of Aus$542/oz, $64.50/t ROM mining cost, 95% mill recovery and 3% royalty concluded that the cut off grade should be 4.0.g/t Au on designed stope blocks. This leads to a break even (head) grade of 6.07 g/t Au. The resource cut-off grade used for reporting this deposit was 2 g/t Au. This was due to the methodology of defining stope blocks then calculating the grade for that stope block from the resource block model. This results in inclusion of lower grade resource material in the vicinity of higher grade material within a reserve block and the exclusion of some higher grades isolated in lower grade areas.

Mining factors

In the City underground areas, mining of planar bodies is expected to be by longwall (breast mining) methods, on 20m x 20m panels in the plane of the lode where the lode dips at less than 45 degrees. Ground support is planned by timber or steel props with hydraulically activated pressure caps. Blast holes are planned to be drilled by a water-driven, raise-climbing mechanised stope drills. Ore will be washed from the stopes with low volume high-pressure water. Haulage is planned to be by diesel load-haul-dump units on levels, tramming back to trucks hauling up a decline shaft or via a suspended conveyor system in the decline. Where vein dips are steep enough for ore to run under gravity, mining will be by longhole open stoping, with mucking and haulage as above. Stope fines will be washed into drains and sumps from which the sludge will be pumped or vacuumed out for milling. Open pit mining will be by conventional selective drill & blast with 6m or 3m benches.

The Warrior East orebody is now planned to be mined on 10m x 10m panels utilising longhole open stoping, with mucking and haulage as above.

Metallurgical factors

Metallurgical recovery factors used are the same as previously achieved on the main (City) workings within the Charters Towers Central field, and similar to those experienced through processing ore from the Stockholm and Washington open pits. Recoveries of 95% were achieved from the Washington area. The Stockholm ore averaged 82% to 87% recovery due largely to mining dilution and atypical shear hosted ore. The ore produces significant free-milling gravity extractable gold and is amenable to cyanide extraction. Mechanical losses of gold in underground handling will be minimised by washing stope floors and recovering the sludge by pumps and vacuum extraction.

Bulk Density (specific gravity / relative density)

A bulk density of 2.7 t/m3 was used for tonnage estimation of hard rock mineralisation based on mining experience at the Stockholm pit, using surveyed mined volumes and mill weightometer tonnes. Laboratory measurements of specific gravity (S.G.) on granodiorite drill core by James Cook University returned values from 2.69 to 2.74 with an average of 2.72. Specific gravity measurements were conducted by ALS on six hard rock, low-sulphide ore returning values from 2.64 to 2.75, and averaging 2.69. Stope fill samples were also measured returning values from 1.84 to 1.97, averaging 1.90. A variation of 0.1 t/m3 in the S.G. will vary the estimated tonnage by about 4%. In the mill a Bulk Dry Density of Ore of 2.6 was used previously. A density of 1.3 t/m3 was previously used for the tailings estimate.

Where pyrite (S.G. 5.02, 46.5% Fe), galena (S.G. 7.4-7.6, 86.6% Pb), or sphalerite (S.G. 3.9-4.1, 38%-67% Zn) occur in abundance in high grade ore the density of the ore increases substantially. A quartz vein carrying 30% sulphides (10% each of galena, sphalerite and pyrite) will have an S.G. of 3.5, compared to the 2.7 currently used. If the S.G. is not corrected, this will underestimate vein tonnage (and therefore contained ounces) by up to 30%. Where vein widths are less than one metre, the impact of sulphides on SG is reduced as the ore body boundary is diluted to one metre. Reserve tonnages estimated without correcting for SG will always be the minimum tonnage expected.

TO ACCOMPANY THE 2004 ORE RESERVE AND MINERAL RESOURCE STATEMENT

Classification

The following criteria are used to classify Mineral Resources in compliance with the JORC Code:

Measured Mineral Resource

At the current time the company quotes no Measured Resources. The following are criteria used previously in similar deposits, and which may be indicative of criteria to be used in the future:

- Material within 10 m along strike or 15m down dip from a known drill intersection or representative channel sample, on a well recognised shallow dipping vein structure, but not in an area developed sufficiently to facilitate mining in the near future. Drill spacings of 25m or less are used, based on variography to date and common practice in similar narrow vein gold mines with highly variable grades.
- Material previously classed as Proved Ore Reserves but temporarily inaccessible or not immediately mineable for economic reasons.
- Pillars being left behind by current mining and that are considered viable for retreat extraction on completion of present mining.

Indicated Mineral Resource

Most of the current Indicated resources have been modelled in Surpac, as block models or 3 dimensional surfaces, either by company employees or by independent contractors. The remainder are polygonal estimates based on RC drilling.

The following are criteria used previously in similar deposits, and which may be indicative of criteria to be *used in the future:*

- Between 10 m and 20 m along strike or between 15 m and 30 m in the dip direction of a reliable drill intersection or representative channel sample on a known structure, but not in an area developed sufficiently to facilitate mining. Drill spacings of 25m-50m.
- Material previously classified as Probable Ore Reserves but temporarily inaccessible or not immediately mineable for economic reasons.

Inferred Mineral Resource

The procedures used were as follows:

- *Gold content calculations were based on metal* accumulations (m*g/t Au) obtained from drilling intersections. The estimated mean metal accumulation for drill intersections on fissures in the main productive Central area above a 4 m*g/t Au (ETW) cut off was 13.5 m*g/t Au.
- The drill intersections and historic workings were examined in three dimensions (3D) using Surpac computer software. Where a series of intersections were shown to lie in planar continuity with the historic workings an Inferred plane of extension to the mineralised fissures was defined.
- The total areas of the Inferred fissure were based on the projection of the mineralised fissure from the historic workings to 100m or less, down dip or along strike from the drill intersections. The area in the curved surface of the fissure was calculated using Surpac software.
- Where appropriate, estimation of the area of the fissure inferred to be payable was made based on the "% payability" determined from historically stoped areas v. the underground exploration development on the particular fissure.
- For the major mineralised fissures in the Central Area, the gold content of the fissure estimated to be above 4 m*g/t Au (ETW) cut off (using the % payability" *factor) was made using an algorithm which takes* into account both the local drilled grade and the grade determined from drill holes within the whole mineralised system. The algorithm used applies a 50% weighting to the average of the drill holes in the particular section of the fissure being calculated and a 50% weighting to the 13.5 m*g/t Au mean of all drill intersections within the whole mineralised system.
- Volumes were inferred based on the widths of the drilled lodes and, where applicable, the % payability factor for the fissure. Where the grade algorithm was used, widths used were 50% the average ETW of the actual intersections in the area being estimated, and 50% using a mineable width of 1m for the 13.5 m*g/t Au.
- Tonnages were inferred from the volume calculated, and a Bulk Density of 2.7 (t/m3).
- Grade was estimated by dividing metal accumulation (ETW m x g/t Au) by the mean intersection width.

Audits or reviews

The ore reserves and mineral resources have been audited by Mr. Chris Towsey. Mr. Towsey is a Chartered Professional and Fellow of the Australasian Institute of Mining & Metallurgy and a Member of the Australian *Institute of Geoscientists. He was formerly Chief* Geologist and Executive Manager Exploration at the Emperor Gold Mine in Fiji. He has over five years experience in ore reserve estimation of narrow vein, flat-dipping gold and copper/gold deposits, similar to the Charters Towers style of mineralisation, and in addition has over five years experience as a geochemist specialising in statistical interpretation of assay data, sampling and assay quality control. The resources were also audited by two independent consultants in 2000 and were found acceptable and there has been no major change in *methodology since that time.*

TO ACCOMPANY THE 2004 ORE RESERVE AND MINERAL RESOURCE STATEMENT

3. ESTIMATION AND REPORTING OF ORE RESERVES

Mineral Resource Estimate for conversion to Ore Reserves

Criteria for Mineral Resources are given above.
Ore Reserves are included in figures given as Mineral Resources, and are derived from the Mineral Resource by the application of mining, legal and economic factors.

Cut-off grades

Calculations for the Warrior East Orebody based on a gold price of Aus$542/oz, $64.50/t ROM mining cost, 95% mill recovery and 3% royalty concluded that the cut off grade should be 4.01g/t, which would lead to a break even (head) grade of 6.07 g/t. An incremental cut-off grade, not including development costs, would then be 3.31g/t.

Mining factors

Mining dilution - For the Warrior East Orebody a dilution skin of 0.3m at zero g/t Au has been used. This represents a dilution factor equivalent to 20%.

Diluting material grade - 0 g/t Au.

Pillar factor - A total of 31 pillars has been identified in the Warrior East ore reserve. The requirement for these pillars, and their placement was identified by independent geotechnical consultants. Some or all of the pillars may possibly be recovered at the end of mining operations.

Mining recovery - 95% of the contained gold in the ore body are expected to be recovered.

Minimum mining width - 1.5m with an edge dilution of 0.3m for an overall width of 1.8 m.

Strip ratios - There are currently no open cut reserves quoted by the company.

Payability - 100%

Metallurgical factors

Metallurgical recovery was assumed to be 95%.
This number is based on past actual recoveries achieved during the processing of fresh ore, and old stope fill material mined from Washington and the Central Decline (CV2) areas.

Cost and Revenue factors

Operating costs - based on actual administration, mining and milling costs of operations at the companies open pits, underground mines, and the processing plant.

Sensitivity - sensitivity analyses are run on all proposed and operating mines based on high and low projected figures for gold price and Australian dollar exchange rates. Breakeven figures are calculated for variations in gold price, mining dilution, mining recovery, mining costs, mill recovery and milling costs, from which higher and lower cut-off grades can be estimated.

Market assessment

It is assumed that all gold produced can be sold at least at spot price.

Classification

Mineral Resources classified as Measured Mineral Resources may be transferred to Proved or Probable Ore, and Indicated Mineral Resources may be transferred to Probable Ore after modification by mining, legal and economic factors outlined above. No Probable Ore is derived from Measured Mineral Resources at this time.

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:

The information is based on, and accurately reflects, information compiled by Mr. Christopher Alan John Towsey, BSc (Hons), MSc, Dip Ed, FAusIMM(CP), MMICA, MAIG, MSME, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.
Mr. Towsey is employed full time by Citigold Corporation Limited as Chief Operating Officer, and has consented in writing to the inclusion in this report of his compiled information in the form and context in which it appears.

WEST AREA
(not shown)
1.0 million ozs

CENTRAL AREA
12 million ozs

SOUTH AREA
1.5 million ozs

EAST AREA
0.5 million ozs

GOLD PROCESSING PLANT

15 MILLION OUNCE GOLD AREAS

CORPORATE DIRECTORY



MR JOHN J FOLEY
NON EXECUTIVE CHAIRMAN
BD, LLB, BL (Dublin)

Graduating in law from the University of Sydney in 1969, Mr Foley was admitted to practice as a barrister in New South Wales in 1971. He was called to the Irish Bar in 1979 and admitted as a Member of the Honourable Society of Kings Inns in Dublin. Mr Foley has over 30 years' experience in the gold mining industry, has been a guest speaker at the World Gold Council in New York and is a Director of the Australian Gold Council.



MR MARK J LYNCH
MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

Mr Lynch has been actively involved in gold exploration and mining as an employee, consultant and director since 1979, in both private and public companies. Academic strengths are economics, maths and science with specialist skills in innovation and strategic planning. Hands-on experience in mine management and mining tenure administration in Queensland including leading the team that developed the GoldTec Mining System in 2001. Mr Lynch is a Director of the Queensland Mining Council.



PROFESSOR PETER B BLOOD
NON EXECUTIVE DIRECTOR
PHD, BSC AGR, DIC

Professor Blood has particular skills in the areas of finance and administration. He is a Professor of Finance at the School of Business, Bond University Queensland, Australia. He is a Global Investment Consultant with qualifications in Agriculture (BSc Agr), DIC (Imperial College Science & Technology UK) and a PhD from the University of London. Having worked for the World Bank, Asian Development Bank, United Nations Development Program and other multilateral organizations in many countries, his distinguished career includes being a Marshall Scholar (London), Fulbright Senior Fellow (USA) & Commodity Trading Advisor (USA).



MRS ROSLYNN J SHAND
COMPANY SECRETARY
BA, LLB, FCIS

Mrs Shand graduate in 1983 from the University of Queensland with a combined Arts Law degree and was admitted to practise as a solicitor in Queensland in the same year. She has specialised in corporate legal work since 1984 and has also had considerable experience in the company secretarial area.

AUSTRALIA



MR CHRISTOPHER TOWSEY
CHIEF OPERATING OFFICER (AUSTRALIA)
BSC (HONS), MSC, DIP ED, FAUSIMM, CP, MMICA, MAIG, MSME

General Manager, Mining & Exploration, Mr Christopher Towsey, MSc, BSc (Hons), Dip Ed, FAIMM is a Chartered Professional Geologist. He has over 25 years of corporate and operational experience in the mining industry. He served as Chief Geologist and Executive Manager, Exploration with Emperor Mines. He also served as General Manager, Minerals, with Century Drilling and General Manager, Australian Operations, NOSA.

INTERNATIONAL



MR MANAN Y R DESAI
CHIEF OPERATING OFFICER (MIDDLE EAST & INDIAN SUB CONTINENT)
MBA

Manan Desai has 22 years experience in trade throughout Europe, Africa & middle East. He holds an MBA specializing in marketing from India and UK. Youngest person to receive an Entrepreneur Award from the Maratha Chamber of Commerce in India. Has managed a facility with 118 jewellery manufacturers, refinery, assaying and over 40 jewellery retail outlets. Expertise in distribution and marketing of gold.







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CITIGOLD
corporation

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